Exhibit 99.1

Fourth Quarter 2012 Earnings Release

BMO Financial Group Reports Strong Net Income of $4.2 billion for 2012, Driving Strong EPS Growth

Financial Results Highlights1:

Fiscal 2012 Compared with Fiscal 2011:

•	Net income of $4,189 million, up $1,075 million or 35%

•	Adjusted net income[2] of $4,092 million, up $817 million or 25%

•	EPS[3] of $6.15, up 27%

•	Adjusted EPS[2,3] of $6.00, up 18%

•	Provisions for credit losses of $765 million; adjusted provisions of $471 million, down $637 million

•	Common Equity Ratio increases to 10.5% using a Basel II approach

Fourth Quarter 2012 Compared with Fourth Quarter 2011:

•	Net income of $1,082 million, up $314 million or 41%

•	Adjusted net income[2] of $1,125 million, up $293 million or 35%

•	EPS[3] of $1.59, up 43%

•	Adjusted EPS[2,3] of $1.65, up 38%

•	ROE of 15.6%, compared with 12.7%

•	Adjusted ROE[2] of 16.3%, compared with 13.9%

•	Provisions for credit losses of $192 million; adjusted provisions of $113 million, down $168 million

Toronto, December 4, 2012 – For the fourth quarter ended October 31, 2012, BMO Financial Group reported strong net income of $1,082 million or $1.59 per share. On an adjusted basis, net income was $1,125 million or $1.65 per share. For fiscal 2012, net income was $4,189 million and EPS was $6.15. Adjusted net income was $4,092 million and adjusted EPS was $6.00.

1	Effective the first quarter of 2012, BMO’s consolidated financial statements and the accompanying Interim Management’s Discussion and Analysis (MD&A) or Financial Review are prepared in accordance with International Financial Reporting Standards (IFRS), as described in Note 1 to the audited consolidated financial statements for the year ended October 31, 2012. Amounts in respect of comparative periods for 2011 have been restated to conform to the current presentation. References to GAAP mean IFRS, unless indicated otherwise.

2	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Items excluded from fourth quarter 2012 results in the determination of adjusted results totalled a charge of $43 million after tax, comprised of a $35 million after tax net benefit of credit-related items in respect of the acquired Marshall & Ilsley Corporation (M&I) performing loan portfolio; costs of $153 million ($95 million after tax) for the integration of the acquired business; a $34 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a benefit on run-off structured credit activities of $67 million ($67 million after tax); a restructuring charge of $74 million ($53 million after tax) to align our cost structure for the current and future business environment; and a decrease in the collective allowance for credit losses of $49 million ($27 million after tax). Adjusted results and measures are non-GAAP and are detailed in the Adjusted Net Income section, and (for all reported periods) in the Non-GAAP Measures section of the Financial Review, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
3	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this report are based on unrounded numbers.

“BMO’s fourth quarter results mark a strong finish to a pivotal year for the bank,” said Bill Downe, President and Chief Executive Officer, BMO Financial Group. “In the quarter we successfully completed the conversion of the core banking platform in the U.S. and turned the page on the purchase of M&I, announced 24 months ago. Since the fourth quarter of 2010, we have generated reported earnings of $7.3 billion and increased BMO’s book value from $19.3 billion to $26.2 billion – an increase of 18%. During the year we increased the dividend and grew net loans and acceptances by 7.4% and deposits by 7.1%. A concerted focus on efficiency was reflected in a reduction of 700 full-time employees.

“P&C Canada experienced good quarter-over-quarter balance sheet growth – with loans and deposits up. We continue to see growth in residential mortgage market share, and believe the changes to Canada’s mortgage market announced earlier this year, which are aligned with BMO’s risk practices and ongoing efforts to encourage Canadians to borrow smartly, are having the desired moderating effect on housing prices in most markets.

“Over the past two years, with the acquisition of Marshall & Ilsley Corporation, we have fundamentally transformed the bank, changed its growth trajectory, and enhanced long-term value for shareholders. BMO Harris Bank has strong deposit market share positions in our core Midwest markets, and our U.S. footprint has doubled in size.

“During the year, over 600 U.S. bank branches have been refreshed; high visibility BMO signage and promotion have been put in place; and 1,370 bank machines were raised to a new standard. Our reputation as a consistent commercial lender continues to grow. The core commercial and industrial portfolio in the U.S. has now increased in four sequential quarters – up 15 per cent from a year ago.

“Our efforts to attract new client assets in our wealth businesses have been effective. Of note, our U.S. wealth segment, which has an advantaged private banking and asset management platform, delivered over $100 million in adjusted earnings in 2012. In Canada, we continue to innovate as a leader in the ETF market and BMO InvestorLine’s introduction of adviceDirect means that even if you are a do-it-yourself investor, you can get specific investment recommendations to help you manage your portfolio so you don’t have to feel like you’re on your own.

“BMO Capital Markets continues to deliver very good earnings with strong ROE. Our reputation as experienced advisors who help clients navigate emerging opportunities continues to grow.

“We are confident that each of our U.S. businesses – personal and commercial, wealth, and capital markets – has the scale to compete for new customers. We are well-positioned to leverage the investments we have made in each of these businesses and focus on organic growth.

“I would like to thank our customers for the trust they place in the bank and in particular acknowledge the customers who were part of the conversion of the core banking platform in the U.S. for their continuing loyalty. We recognize that critical to the bank’s success is our ability to serve customers exceptionally well – and help them succeed. The bank’s employees are at the heart of our differentiation strategy; they continuously drive forward our vision to define great customer experience – and I would like to acknowledge them for their hard work and the great improvements being made in the way work gets done more efficiently for our customers.

“As we look ahead to 2013, we are confident that each of our businesses is positioned to deliver high quality sustained earnings growth against a high standard of customer experience,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a first quarter 2013 dividend of $0.72 per common share, unchanged from the preceding quarter and equivalent to an annual dividend of $2.88 per common share. BMO’s capital position is strong. We announced our intention, subject to the approval of OSFI and the Toronto Stock Exchange (TSX), to initiate a normal course issuer bid for up to 15,000,000 of the bank’s own common shares.

BMO’s 2012 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.bmo.com, along with the supplementary financial information report.

BMO Financial Group Fourth Quarter Report 2012 • 1

Operating Segment Overview

P&C Canada

Net income was $439 million in the fourth quarter, unchanged from a year ago. Reported results reflect provisions for credit losses in BMO’s operating groups on an expected loss basis. On a basis that adjusts reported results to reflect provisions on an actual loss basis, P&C Canada’s net income was up $26 million or 6.2%. Results reflect the combination of higher volumes across most products and lower net interest margin. Expense growth of 0.7% year over year reflects good expense management with investments for growth.

We are focused on making money make sense for our customers while making it easier for them to use our products and services. Our distribution network continues to expand, with 51 branch locations opened or upgraded across the country, and the addition of more than 350 cash dispensing ABMs in 2012. Enhancements to online capabilities continue to provide customers with easy and quick access to our services, and more and more customers are using online and mobile features including email alerts and Mobile PayPass functionality.

In personal banking, with the success and momentum of our home financing campaign, we have established many new customer relationships while expanding existing ones through increased cross-selling of our products. In addition, our online appointment booking capabilities and leads management engine are enabling our sales force to work with customers to meet their needs and make money make sense for them. We are confident in the continued success of our business.

In commercial banking, our goal is to become the bank of choice for businesses across Canada by providing the knowledge, advice and guidance that customers value. Our award winning Online Banking for Business platform is helping customers manage their businesses better. We have seen positive early results following the recent launch of BMO Business Bundles, a product that provides flexible banking solutions that help make money make sense for business customers. We continue to rank #2 in Canadian business banking loan market share for small and medium sized loans.

P&C U.S. (all amounts in US$)

Net income of $132 million decreased $21 million or 14% from $153 million in the fourth quarter a year ago. Adjusted net income was $147 million, down $24 million or 13% from strong results a year ago due to lower revenue, due primarily to a reduction in certain loan portfolios and regulatory changes that lowered interchange fees. Adjusted net income increased 2.9% from the third quarter.

The core commercial and industrial loan portfolio continues to grow, having now increased in four sequential quarters with growth of $2.6 billion or 15% from the fourth quarter a year ago.

In the Chicago area, BMO Harris Bank’s deposits market share improved to 11.6% and we maintained our second place ranking. We have good relationships in place with our customers, who see BMO Harris Bank as a strong and stable leader, and deepening those relationships is helping to drive growth in market share. Our Wisconsin deposits market share was even higher, at 15.8% with a second place ranking.

During the quarter, we completed the integration of the operating systems of Harris Bank and M&I, giving customers access to a much larger network of branches and ABMs. In conjunction with the completion of the integration, we unveiled new signage on a number of the branches and our complete network of 630 branches and more than 1,370 ABMs now displays BMO Harris Bank signage.

Private Client Group

Net income was $166 million, up $29 million or 21% from a year ago. Adjusted net income was $171 million, up $28 million or 20% from a year ago. Adjusted net income in Private Client Group (PCG), excluding Insurance, was $95 million, down $8 million or 7.1% from a year ago. These results reflect higher revenue across most businesses, offset by higher strategic initiative spending to drive future revenue growth. Adjusted net income in PCG Insurance was $76 million, up $36 million or 86% from a year ago. These results benefited from changes to our investment portfolio to improve asset-liability management and the annual review of actuarial assumptions. Lower interest rates reduced PCG Insurance adjusted net income by $7 million in the current quarter and by $19 million a year ago.

Assets under management and administration grew $40 billion from a year ago to $465 billion due to market appreciation and new client assets.

On September 10, 2012, BMO InvestorLine launched adviceDirect, an innovative and personalized service that provides investing advice to online investors. The first of its kind in Canada, adviceDirect puts investors in control by providing specific investment recommendations to help them manage their investment portfolios.

BMO Capital Markets

Net income for the quarter was $293 million, more than double the level of a year ago. Revenues in the current quarter were significantly higher, as the market environment improved from the weak conditions of the previous year. These conditions provided more business opportunities, driving solid improvement in our trading revenue, particularly in interest rate and equity trading and increased underwriting fees.

Within BMO Capital Markets we remain focused on our core clients and staying true to our North American strategy of consistently delivering a great client experience while evolving in response to the market.

During the quarter, BMO Capital Markets was named as the North America M&A Investment Bank Team of the Year, Americas, by Global M&A Network at the Americas M&A Atlas Awards for our quality of advice on a series of award winning deals. The awards honour outstanding firms, top deals and influential dealmakers from the North American and South American mergers, acquisitions, corporate and private equity deal communities.

BMO Capital Markets participated in 134 new issues in the quarter including 38 corporate debt deals, 29 government debt deals, 57 common equity transactions and 10 issues of preferred shares, raising $52 billion.

Corporate Services

Net income for the quarter was $54 million, an improvement of $160 million from a year ago. On an adjusted basis, net income was $74 million, an improvement of $141 million from a year ago. Adjusting items are detailed in the Adjusted Net Income section and in the Non-GAAP Measures section. Adjusted provisions for credit losses were $173 million lower than a year ago due in part to a $132 million ($82 million after tax) recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio, primarily due to the timing and amount of repayments of loans in excess of expectations at closing. The remaining decrease was

2 • BMO Financial Group Fourth Quarter Report 2012

attributable to lower provisions charged to Corporate Services under BMO’s expected loss provisioning methodology, which is explained in the Review of Operating Groups’ Performance section at the end of this document.

Acquisition of Marshall & Ilsley Corporation (M&I)

On July 5, 2011, BMO completed the acquisition of M&I. In this document, M&I is generally referred to as the ‘acquired business’ and other acquisitions are specifically identified. Activities of the acquired business are primarily reflected in the P&C U.S., Private Client Group and Corporate Services segments, with a small amount included in BMO Capital Markets.

The acquired business contributed $90 million to reported net income and $169 million to adjusted net income for the quarter. It contributed $647 million to reported net income and $730 million to adjusted net income for the fiscal year. In 2011, it contributed $105 million to net income and $180 million to adjusted net income.

Adjusted Net Income

Management has designated certain amounts as adjusting items and has adjusted GAAP results so that we can discuss and present financial results without the effects of adjusting items to facilitate understanding of business performance and related trends. Management assesses performance on a GAAP basis and on an adjusted basis and considers both to be useful in the assessment of underlying business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. Adjusted results and measures are non-GAAP and, together with items excluded in determining adjusted results, are disclosed in more detail in the Non-GAAP Measures section, along with comments on the uses and limitations of such measures. Items excluded from fourth quarter 2012 results in the determination of adjusted results reduced reported net income by $43 million or $0.06 per share and were comprised of:

•

the $35 million after tax net benefit for credit-related items in respect of the M&I purchased performing loan portfolio, including $185 million for the recognition in net interest income of a portion of the credit mark on the portfolio (including $69 million for the release of the credit mark related to early repayment of loans), net of a $128 million provision for credit losses (comprised of an increase in the collective allowance of $25 million and specific provisions of $103 million) and related income taxes of $22 million. These credit-related items in respect of the M&I purchased performing loan portfolio can significantly impact both net interest income and the provision for credit losses in different periods over the life of the portfolio;

•

costs of $153 million ($95 million after tax) for integration of the acquired business including amounts related to system conversions, restructuring and other employee-related charges, consulting fees and marketing costs in connection with customer communications and rebranding activities;

•

the $67 million before and after tax benefit from run-off structured credit activities (our credit protection vehicle and structured investment vehicle). These vehicles are consolidated on our balance sheet under IFRS and results primarily reflect valuation changes associated with these activities that have been included in trading revenue;

•	a decrease in the collective allowance for credit losses of $49 million ($27 million after tax) on loans other than the M&I purchased loan portfolio;
•

a restructuring charge of $74 million ($53 million after tax) to help align our cost structure for the current and future business environment. This action is part of the broader effort underway in the bank to improve productivity; and

•	the amortization of acquisition-related intangible assets of $34 million ($24 million after tax).

Adjusted net income was $1,125 million for the fourth quarter of 2012, up $293 million or 35% from a year ago. Adjusted earnings per share were $1.65, up 38% from $1.20 a year ago. All of the above adjusting items were recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is charged to the operating groups. The impact of adjusting items for comparative periods is summarized in the Non-GAAP Measures section.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements that follows.

The foregoing sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2012 • 3

Financial Highlights

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended						For the twelve months ended
	October 31, 2012	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011	Change from October 31, 2011	October 31, 2012	October 31, 2011	Change from October 31, 2011
Income Statement Highlights
Total revenue	$4,176	$3,878	$3,959	$4,117	$3,822	9.3%	$16,130	$13,943	15.7%
Provision for credit losses	192	237	195	141	362	(46.5)	765	1,212	(36.8)
Non-interest expense	2,701	2,484	2,499	2,554	2,432	11.0	10,238	8,741	17.1
Net income	1,082	970	1,028	1,109	768	40.8	4,189	3,114	34.5
Adjusted net income (a)	1,125	1,013	982	972	832	35.1	4,092	3,275	24.9
Net income attributable to non-controlling interest in subsidiaries	18	19	18	19	19	(2.1)	74	73	0.6
Net income attributable to Bank shareholders	1,064	951	1,010	1,090	749	41.9	4,115	3,041	35.3
Adjusted net income attributable to Bank shareholders (a)	1,107	994	964	953	813	36.0	4,018	3,202	25.5
Reported Net Income by Operating Segment
Personal & Commercial Banking Canada	439	453	446	446	439	(0.2) %	1,784	1,773	0.6%
Personal & Commercial Banking U.S.	130	129	121	137	155	(16.2)	517	352	46.7
Private Client Group	166	109	145	105	137	20.7	525	476	10.3
BMO Capital Markets	293	232	225	198	143	+100	948	902	5.1
Corporate Services (including Technology and Operations)	54	47	91	223	(106)	nm	415	(389)	nm
Common Share Data ($)
Diluted earnings per share	$1.59	$1.42	$1.51	$1.63	$1.11	$0.48	$6.15	$4.84	$1.31
Diluted adjusted earnings per share (a)	1.65	1.49	1.44	1.42	1.20	0.45	6.00	5.10	0.90
Dividends declared per share	0.72	0.70	0.70	0.70	0.70	0.02	2.82	2.80	0.02
Book value per share	40.25	39.43	38.06	37.85	36.76	3.49	40.25	36.76	3.49
Closing share price	59.02	57.44	58.67	58.29	58.89	0.13	59.02	58.89	0.13
Total market value of common shares ($ billions)	38.4	37.2	37.7	37.3	37.6	0.8	38.4	37.6	0.8
	As at
	October 31, 2012	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011	Change from October 31, 2011
Balance Sheet Highlights
Assets	$525,449	$542,248	$525,503	$538,260	$500,575	5.0%
Net loans and acceptances	256,608	253,352	245,522	242,621	238,885	7.4
Deposits	323,702	328,968	316,067	316,557	302,373	7.1
Common shareholders’ equity	26,190	25,509	24,485	24,238	23,492	11.5
	For the three months ended (b)						For the twelve months ended (b)
	October 31, 2012	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011		October 31, 2012	October 31, 2011
Financial Measures and Ratios (% except as noted)
Average annual five year total shareholder return	4.2	2.5	2.0	1.6	1.9		4.2	1.9
Diluted earnings per share growth (c)	43.2	30.3	14.4	21.6	(10.5)		27.1	1.9
Diluted adjusted earnings per share growth (a) (c)	37.5	11.2	15.2	7.6	(4.8)		17.6	6.0
Return on equity	15.6	14.5	16.2	17.2	12.7		15.9	15.1
Adjusted return on equity (a)	16.3	15.2	15.4	15.0	13.9		15.5	16.0
Net economic profit ($ millions) (a)	361	278	366	434	150		1,439	941
Net economic profit (NEP) growth (a) (c)	+100	84.5	16.2	33.4	(21.1)		53.0	33.0
Operating leverage	(1.7)	4.9	(4.4)	(5.4)	(1.8)		(1.4)	(0.8)
Adjusted operating leverage (a)	2.7	(4.4)	(3.3)	(7.6)	(2.6)		(2.8)	0.8
Revenue growth (c)	9.3	16.8	18.8	18.7	18.1		15.7	13.9
Adjusted revenue growth (a) (c)	6.8	8.8	14.9	8.5	13.4		9.7	12.3
Non-interest expense growth (c)	11.0	11.9	23.2	24.1	19.9		17.1	14.7
Adjusted non-interest expense growth (a) (c)	4.1	13.2	18.2	16.1	16.0		12.5	11.5
Efficiency ratio	64.7	64.1	63.1	62.0	63.7		63.5	62.7
Adjusted efficiency ratio (a)	62.2	63.7	63.2	63.5	63.8		63.1	61.5
Net interest margin on average earning assets	1.83	1.88	1.89	2.05	2.01		1.91	1.85
Adjusted net interest margin on average earning assets (a)	1.67	1.70	1.76	1.85	1.78		1.74	1.79
Provision for credit losses-to-average loans and acceptances (annualized)	0.30	0.38	0.32	0.23	0.60		0.31	0.56
Effective tax rate	15.7	16.2	18.7	22.0	25.3		18.3	22.0
Adjusted effective tax rate	17.9	16.9	19.5	23.7	20.7		19.5	21.7
Gross impaired loans and acceptances-to-equity and allowance for credit losses	9.30	9.15	9.34	8.74	8.98		9.30	8.98
Cash and securities-to-total assets ratio	29.4	31.3	32.0	32.2	29.5		29.4	29.5
Common equity ratio (based on Basel II)	10.54	10.31	9.90	9.65	9.59		10.54	9.59
Basel II tier 1 capital ratio	12.62	12.40	11.97	11.69	12.01		12.62	12.01
Basel II total capital ratio	14.94	14.78	14.89	14.58	14.85		14.94	14.85
Credit rating (d)
DBRS	AA	AA	AA	AA	AA		AA	AA
Fitch	AA-	AA-	AA-	AA-	AA-		AA-	AA-
Moody’s	Aa2	Aa2	Aa2	Aa2	Aa2		Aa2	Aa2
Standard & Poor’s	A+	A+	A+	A+	A+		A+	A+
Twelve month total shareholder return	5.2	0.5	(1.0)	5.7	2.4		5.2	2.4
Dividend yield	4.88	4.87	4.77	4.80	4.75		4.78	4.75
Price-to-earnings ratio (times)	9.6	10.1	11.0	11.3	12.1		9.6	12.2
Market-to-book value (times)	1.47	1.46	1.54	1.54	1.49		1.47	1.49
Return on average assets	0.77	0.68	0.76	0.81	0.56		0.76	0.65

nm – not meaningful

(a) These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section. (b) For the period ended, or as at, as appropriate.

(c) Amounts for periods prior to fiscal 2011 have not been restated for IFRS. As a result, growth measures for 2011 may not be meaningful.

(d) For a discussion of the significance of these credit ratings, see the Liquidity and Funding Risk section on pages 86 to 88 of BMO’s Annual Management’s Discussion and Analysis.

Financial Review

The Financial Review commentary is as of December 4, 2012. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS, unless indicated otherwise. The Financial Review should be read in conjunction with the summary unaudited quarterly consolidated financial statements for the period ended October 31, 2012, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2012, and Management’s Discussion and Analysis (MD&A) for fiscal 2012. Note 30 to the audited financial statements contains reconciliations and descriptions of the effects of the transition from Canadian GAAP to IFRS on BMO’s financial results. The material that precedes this section comprises part of this Financial Review.

The annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Summary Data - Reported

(Unaudited) (Canadian $ in millions, except as noted)	Q4-2012	Increase (Decrease) vs. Q4-2011		Increase (Decrease) vs. Q3-2012		Fiscal-2012	Increase (Decrease) vs. Fiscal-2011

Net interest income	2,145	(117)	(5%)	(80)	(4%)	8,808	1,334	18%
Non-interest revenue	2,031	471	30%	378	23%	7,322	853	13%

Revenue	4,176	354	9%	298	8%	16,130	2,187	16%

Specific provision for credit losses	216	(83)	(28%)	(13)	(6%)	762	(364)	(32%)
Collective provision for credit losses	(24)	(87)	(+100%)	(32)	(+100%)	3	(83)	(97%)

Total provision for credit losses	192	(170)	(47%)	(45)	(19%)	765	(447)	(37%)
Non-interest expense	2,701	269	11%	217	9%	10,238	1,497	17%
Provision for income taxes	201	(59)	(23%)	14	8%	938	62	7%

Net income	1,082	314	41%	112	12%	4,189	1,075	35%

Attributable to bank shareholders	1,064	315	42%	113	12%	4,115	1,074	35%
Attributable to non-controlling interest in subsidiaries	18	(1)	(5%)	(1)	(2%)	74	1	-

Net income	1,082	314	41%	112	12%	4,189	1,075	35%

Earnings per share – basic ($)	1.59	0.47	42%	0.17	12%	6.18	1.28	26%
Earnings per share – diluted ($)	1.59	0.48	43%	0.17	12%	6.15	1.31	27%
Return on equity	15.6%		2.9%		1.1%	15.9%		0.8%
Efficiency ratio	64.7%		1.0%		0.6%	63.5%		0.8%
Operating leverage	(1.7%)		nm		nm	(1.4%)		nm
Net interest margin on earning assets	1.83%		(0.18%)		(0.05%)	1.91%		0.06%
Effective tax rate	15.7%		(9.6%)		(0.5%)	18.3%		(3.7%)

Capital Ratios Reported
Basel II Tier 1 Capital Ratio	12.6%		0.6%		0.2%	12.6%		0.6%
Common Equity Ratio – using a Basel II approach	10.5%		0.9%		0.2%	10.5%		0.9%

Net income by operating group:
Personal and Commercial Banking	569	(25)	(4%)	(13)	(2%)	2,301	176	8%
P&C Canada	439	-	-	(14)	(3%)	1,784	11	1%
P&C U.S.	130	(25)	(16%)	1	-	517	165	47%
Private Client Group	166	29	21%	57	51%	525	49	10%
BMO Capital Markets	293	150	+100%	61	26%	948	46	5%
Corporate Services, including T&O	54	160	+100%	7	22%	415	804	+100%

BMO Financial Group net income	1,082	314	41%	112	12%	4,189	1,075	35%

T&O means Technology and Operations.

nm – not meaningful

4 • BMO Financial Group Fourth Quarter Report 2012

Summary Data – Adjusted (1)

(Unaudited) (Canadian $ in millions, except as noted)	Q4-2012	Increase (Decrease) vs. Q4-2011		Increase (Decrease) vs. Q3-2012		Fiscal-2012	Increase (Decrease) vs. Fiscal-2011

Adjusted net interest income	1,956	(40)	(2%)	(56)	(3%)	8,029	781	11%
Adjusted non-interest revenue	1,964	290	17%	299	18%	7,038	544	8%

Adjusted revenue	3,920	250	7%	243	7%	15,067	1,325	10%

Adjusted specific provision and adjusted total provision for credit losses	113	(168)	(60%)	(3)	(2%)	471	(637)	(57%)
Adjusted non-interest expense	2,436	95	4%	94	4%	9,513	1,060	13%
Adjusted provision for income taxes	246	30	13%	40	20%	991	85	9%

Adjusted net income	1,125	293	35%	112	11%	4,092	817	25%

Attributable to bank shareholders	1,107	294	36%	113	11%	4,018	816	25%
Attributable to non-controlling interest in subsidiaries	18	(1)	(5%)	(1)	(2%)	74	1	-

Adjusted net income	1,125	293	35%	112	11%	4,092	817	25%

Adjusted earnings per share – basic ($)	1.65	0.43	35%	0.16	11%	6.02	0.85	16%
Adjusted earnings per share – diluted ($)	1.65	0.45	38%	0.16	11%	6.00	0.90	18%

Adjusted return on equity	16.3%		2.4%		1.1%	15.5%		(0.5%)
Adjusted efficiency ratio	62.2%		(1.6%)		(1.5%)	63.1%		1.6%
Adjusted operating leverage	2.7%		nm		nm	(2.8%)		nm
Adjusted net interest margin on earning assets	1.67%		(0.11%)		(0.03%)	1.74%		(0.05%)
Adjusted effective tax rate	17.9%		(2.8%)		1.0%	19.5%		(2.2%)

Adjusted net income by operating group:
Personal and Commercial Banking	587	(26)	(4%)	(14)	(2%)	2,375	207	9%
P&C Canada	441	-	-	(15)	(3%)	1,794	13	1%
P&C U.S.	146	(26)	(15%)	1	-	581	194	50%
Private Client Group	171	28	20%	56	48%	546	60	12%
BMO Capital Markets	293	150	+100%	61	26%	949	47	5%
Corporate Services, including T&O	74	141	+100%	9	15%	222	503	+100%

BMO Financial Group adjusted net income	1,125	293	35%	112	11%	4,092	817	25%

(1)	The above results and statistics are presented on an adjusted basis. These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

BMO Financial Group Fourth Quarter Report 2012 • 5

Management’s Responsibility for Financial Information

Bank of Montreal’s Audit and Conduct Review Committee reviewed this document, including the summary unaudited quarterly consolidated financial statements, and Bank of Montreal’s Board of Directors approved the document prior to its release.

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2012 annual MD&A, which outlines in detail certain key factors that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

In calculating the pro-forma impact of Basel III on our regulatory capital, risk-weighted assets (including Counterparty Credit Risk and Market Risk) and regulatory capital ratios, we have assumed that our interpretation of the proposed rules and amendments announced by the Basel Committee on Banking Supervision (BCBS) as of this date, and our models used to assess those requirements, are consistent with the final requirements that will be promulgated by the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios will be adopted by OSFI as proposed by BCBS, unless OSFI has expressly advised otherwise. We have also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in the October 31, 2012, pro-forma calculations. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at year end or as close to year end as was practical. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Developments section on page 30 of BMO’s 2012 annual MD&A. Among the material factors that we considered when establishing our expectation of net interest margin changes in 2013 in the P&C Canada business, were assumptions about growth in and mix of loans and deposits, stable competitive pressures and an interest rate and economic environment as described on page 48 of BMO’s 2012 annual MD&A.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual MD&A and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

6 • BMO Financial Group Fourth Quarter Report 2012

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S.-dollar-denominated net income, revenues, expenses, provisions for credit losses and income taxes were decreased relative to the fourth quarter of 2011 and third quarter of 2012 by the weakening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, decreased by 1.8% from a year ago and by 2.8% from the average of the third quarter. The following table indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates. The effect of currency fluctuations on our investments in foreign operations is discussed in the Income Taxes section.

Effects of U.S. Dollar Exchange Rate Fluctuations on BMO’s Results

	Q4-2012
(Canadian $ in millions, except as noted)	vs. Q4-2011	vs. Q3-2012

Canadian/U.S. dollar exchange rate (average)
Current period	0.9894	0.9894
Prior period	1.0077	1.0180

Effects on reported results

Increased (decreased) net interest income	(16)	(24)
Increased (decreased) non-interest revenue	(12)	(19)

Increased (decreased) revenues	(28)	(43)
Decreased (increased) expenses	18	29
Decreased (increased) provision for credit losses	2	3
Decreased (increased) income taxes	2	2

Increased (decreased) net income	(6)	(9)

Effects on adjusted results
Increased (decreased) net interest income	(12)	(19)
Increased (decreased) non-interest revenues	(12)	(19)

Increased (decreased) revenues	(24)	(38)
Decreased (increased) expenses	15	23
Decreased (increased) provision for credit losses	(1)	-
Decreased (increased) income taxes	2	3

Increased (decreased) adjusted net income	(8)	(12)

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Income

Q4 2012 vs Q4 2011

Net income was $1,082 million for the fourth quarter of 2012, up $314 million or 41% from a year ago. Earnings per share were $1.59, up 43% from $1.11 a year ago.

Adjusted net income was $1,125 million, up $293 million or 35% from a year ago. Adjusted earnings per share were $1.65, up 38% from $1.20 a year ago. Adjusted results and items excluded in determining adjusted results are disclosed in more detail in the preceding Adjusted Net Income section and in the Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

There was good revenue growth and controlled expense growth, resulting in adjusted operating leverage of 2.7%. Adjusted provisions for credit losses were lower than in 2011 and there was a lower effective tax rate. BMO Capital Markets adjusted net income was significantly higher than a year ago as the market environment improved. PCG results were also higher, due to improvements in its insurance operations. P&C Canada’s results on an expected loss basis were unchanged from a year ago as the effects of higher volumes across most products were offset by reduced net interest margin. Its net income increased on an actual loss basis. P&C U.S. results decreased from strong results a year ago due to lower revenue, due primarily to a reduction in certain loan portfolios and regulatory changes that lowered interchange fees. Corporate Services adjusted net income was higher, due primarily to a recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio and lower provisions charged to Corporate under BMO’s expected loss provisioning methodology.

Q4 2012 vs Q3 2012

Net income increased $112 million or 12% from the third quarter and earnings per share increased $0.16 or 12%. Adjusted net income increased $112 million or 11% and adjusted earnings per share increased $0.16 or 11%.

As with the year-over-year improvement, increased adjusted net income reflected good revenue growth and controlled expense growth, resulting in adjusted operating leverage of 2.6% from the third quarter. On an adjusted basis, there was increased net income in all groups except P&C Canada. There was strong growth in PCG and BMO Capital Markets and a more modest increase in P&C U.S. on a U.S. dollar basis. P&C Canada earnings were down due to lower net interest margin and higher initiative spending while Corporate Services adjusted net income was modestly higher.

BMO Financial Group Fourth Quarter Report 2012 • 7

Revenue

Total revenue increased $354 million or 9.3% from the fourth quarter a year ago to $4,176 million. Adjusted revenue increased $250 million or 6.8% to $3,920 million in the fourth quarter of 2012. There was strong growth in BMO Capital Markets in the improved trading environment and in PCG due to better insurance results. P&C Canada revenues were relatively unchanged as higher volumes across most products were offset by the effects of reduced net interest margin. P&C U.S. revenues decreased due primarily to a reduction in certain loan portfolios and regulatory changes that lowered interchange fees. The weaker U.S. dollar decreased adjusted revenue growth by $24 million or 0.7%.

Revenue increased $298 million or 7.7% from the third quarter. Adjusted revenue increased $243 million or 6.7%. There was strong growth in BMO Capital Markets and insurance revenue in PCG. Revenues were relatively unchanged in P&C Canada and were lower in P&C U.S., but increased on a U.S. dollar basis. Adjusted revenues in Corporate Services were higher. The weaker U.S. dollar decreased adjusted revenue growth by $38 million or 1.0%.

Changes in net interest income and non-interest revenue are reviewed in the sections that follow.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

Net Interest Income

Net interest income decreased $117 million or 5.2% from a year ago to $2,145 million in the fourth quarter of 2012. Reported net interest income includes amounts for the recognition of a portion of the credit mark on the M&I purchased performing loan portfolio. Adjusted net interest income decreased $40 million or 2.0% to $1,956 million. On an adjusted basis, there were reductions in P&C Canada and P&C U.S. with increases in each of PCG, BMO Capital Markets and Corporate Services.

BMO’s overall net interest margin decreased by 18 basis points year over year to 1.83%. Adjusted net interest margin decreased by 11 basis points to 1.67% with decreases in each of the operating groups. The decrease in P&C Canada was primarily driven by deposit spread compression in a low rate environment and changes in mix, including loan growth exceeding deposit growth. The decline in P&C U.S. was mainly due to deposit spread compression in a low rate environment, as well as a decline in loan spreads due to competitive pressures, partly offset by deposit growth exceeding loan growth. The reduction in PCG was mainly due to growth in insurance assets, which have no impact on net interest income, and lower loan spreads. BMO Capital Markets net interest margin reduction was modest. Corporate Services adjusted net interest income increased year over year and modestly reduced BMO’s overall margin decline.

Average earning assets in the fourth quarter of 2012 increased $20.2 billion or 4.5% relative to a year ago. There was strong growth in BMO Capital Markets due to increased holdings of securities, resulting from improved investment opportunities, and higher deposits at the Federal Reserve. There was also strong growth in P&C Canada, driven by volume growth across most products, and in Private Client Group, which benefited from personal loan growth in private banking and higher insurance assets. In P&C U.S., strong commercial loan growth was more than offset by a reduction in certain loan portfolios, decreases in our personal loan balances due in part to the current economic environment and the effects of our continued practice of selling most mortgage originations in the secondary market.

Relative to the third quarter, net interest income decreased $80 million or 3.6%. Adjusted net interest income decreased $56 million or 2.7%. The more significant decrease was in BMO Capital Markets due to lower assets and reduced margin. There were more modest decreases in P&C Canada, P&C U.S. and in PCG, with an increase in Corporate Services.

BMO’s overall net interest margin decreased 5 basis points from the third quarter. Adjusted net interest margin decreased 3 basis points. BMO’s overall margin decrease was relatively small as decreases in the P&C businesses were offset by a positive contribution from Corporate Services reflecting a decline in lower yielding earning assets. P&C Canada’s net interest margin decreased due to deposit spread compression in a low rate environment and changes in mix, including loan growth exceeding deposit growth. Lower net interest margin in P&C U.S. was mainly due to the effects of deposit spread compression in a low rate environment, as well as a decline in loan spreads due to competitive pressures. The margin decrease in Private Client Group was mainly due to deposit spread compression in private banking, and the decrease in BMO Capital Markets was due to lower spreads and lower net interest income due to a charge on the termination of a contract in the U.S. business.

Average earning assets decreased $5.4 billion or 1.2% from the third quarter, including a $0.7 billion decrease as a result of the weaker U.S. dollar. Good growth in P&C Canada and PCG was offset by reductions in the other operating groups.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

8 • BMO Financial Group Fourth Quarter Report 2012

Adjusted Net Interest Margin on Earning Assets (teb)*

(In basis points)	Q4-2012	Increase (Decrease) vs. Q4-2011	Increase (Decrease) vs. Q3-2012	Fiscal-2012	Increase (Decrease) vs. Fiscal-2011

P&C Canada	267	(21)	(7)	278	(15)
P&C U.S.	426	(26)	(12)	436	(9)

Personal and Commercial Client Group	308	(25)	(8)	319	(4)
Private Client Group	281	(10)	(8)	311	11
BMO Capital Markets	55	(3)	(8)	61	(11)
Corporate Services, including T&O**	nm	nm	nm	nm	nm

Total BMO adjusted net interest margin (1)	167	(11)	(3)	174	(5)

Total BMO reported net interest margin	183	(18)	(5)	191	6

Total Canadian Retail (reported and adjusted)***	266	(22)	(7)	277	(17)

*

Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.

**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.
***	Total Canadian retail margin represents the net interest margin of the combined Canadian business of P&C Canada and Private Client Group.
(1)	These are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm - not meaningful

Non-Interest Revenue

Non-interest revenue increased $471 million or 30% from the fourth quarter a year ago to $2,031 million. Adjusted non-interest revenue increased $290 million or 17% to $1,964 million. There was strong growth in trading revenues as the market environment improved from the prior year. Underwriting fees also improved. Foreign exchange revenues increased and insurance revenues were higher, mainly as a result of the benefits from changes to our investment portfolio to improve asset-liability management and the annual review of actuarial assumptions. The impact of lower interest rates reduced insurance non-interest revenue by less than the reduction of a year ago.

Relative to the third quarter, non-interest revenue increased $378 million or 23%. Adjusted non-interest revenue increased $299 million or 18%. There was a significant increase in trading revenues and in insurance revenues, for the reasons discussed above. Lower interest rates reduced insurance revenue by $61 million in the third quarter. Securities gains normalized from the low levels in the third quarter and underwriting and advisory fees decreased modestly.

Non-interest revenue is detailed in the attached summary unaudited quarterly consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Non-Interest Expense

Non-interest expense increased $269 million or 11% from the fourth quarter a year ago to $2,701 million. Adjusted non-interest expense increased $95 million or 4.1% to $2,436 million due to higher revenue-driven costs and spending on strategic initiatives. There were also higher technology related costs. The weaker U.S. dollar decreased adjusted expense growth by $15 million or 0.6%. Our increased focus on productivity has contributed to relatively low expense growth through the year.

Relative to the third quarter, non-interest expense increased $217 million or 8.7%. Adjusted non-interest expense increased $94 million or 4.0%, due to higher revenue-driven costs and increased initiative and technology investment spending. The weaker U.S. dollar decreased adjusted expense growth by $23 million or 1.0%. There was strong quarter-over-quarter adjusted operating leverage of 2.6%.

Non-interest expense is detailed in the attached summary unaudited quarterly consolidated financial statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2012 • 9

Risk Management

In the fourth quarter of 2012, the provision for credit losses was $192 million and the adjusted provision for credit losses was $113 million. Adjusting items included a $103 million specific provision on the M&I purchased performing loan portfolio, a $25 million increase in the collective allowance for the M&I purchased performing loan portfolio and a $49 million reduction in the collective allowance on other loan portfolios. The reduction related to our other loan portfolios reflects an improving trend in the credit quality and the economic environment, particularly for our U.S. portfolio.

The adjusted provision for credit losses of $113 million represents an annualized 20 basis points of average net loans and acceptances, compared with $116 million or an annualized 21 basis points in the third quarter of 2012 and $281 million or an annualized 53 basis points in the fourth quarter of 2011. Included in the adjusted specific provision for credit losses is a recovery of $132 million related to the M&I purchased credit impaired loans this quarter, compared with a $118 million recovery in the third quarter of 2012 and $nil in the fourth quarter of 2011.

On a geographic basis, specific provisions in Canada and all other countries (excluding the United States) were $143 million in the fourth quarter of 2012, $138 million in the third quarter of 2012 and $180 million in the fourth quarter of 2011. Specific provisions in the United States were $73 million in the fourth quarter of 2012, $91 million in the third quarter of 2012 and $119 million in the fourth quarter of 2011. On an adjusted basis, specific provisions in the United States for the comparable periods were a $30 million recovery, a $22 million recovery and a charge of $101 million, respectively.

Starting in the first quarter of 2012, provisions for credit losses for the current and prior periods are reported on an IFRS basis, and as such include provisions resulting from the recognition of our securitized loans and certain special purpose entities on our balance sheet. IFRS also requires that we recognize interest income on impaired loans with a corresponding increase in provision for credit losses.

BMO employs a methodology for segmented reporting purposes whereby credit losses are charged to the client operating groups quarterly, based on their share of expected credit losses. The difference between quarterly charges based on expected losses and required quarterly provisions based on actual losses is charged (or credited) to Corporate Services. The second table that follows outlines credit losses by client operating group based on actual credit losses. The actual losses in this table, for P&C Canada were relatively unchanged from the prior quarter. On an adjusted basis, P&C U.S. credit quality has stabilized as actual losses declined by $2 million to $69 million in the current quarter. There were actual losses of $101 million in P&C U.S. related to the M&I purchased performing loan portfolio. The potential for losses in this portfolio was adequately provided for in the credit mark.

On an adjusted basis, actual losses in Private Client Group and Corporate Services increased quarter over quarter by $6 million and $10 million, respectively. BMO Capital Markets realized credit quality improvement quarter over quarter with increased recoveries of previously written-off amounts.

Impaired loan formations in BMO’s legacy portfolio (which excludes the M&I purchased performing loan portfolio) totalled $428 million in the current quarter, up from $405 million in the third quarter of 2012 and down from $628 million a year ago. Impaired loan formations related to the M&I purchased performing loan portfolio were $359 million in the current quarter, compared with $386 million in the third quarter of 2012 and $104 million a year ago.

During the quarter, US regulatory guidance on consumer loans was issued requiring changes to impairment classification for certain loans in our P&C U.S. portfolio. This guidance has increased our impaired loan formations by $142 million ($67 million related to the M&I purchased performing loan portfolio and $75 million on the rest of the P&C U.S. portfolio). A specific provision of $71 million was also recognized related to this change, comprised of $38 million on the M&I purchased performing loan portfolio and $33 million on the rest of the P&C U.S. portfolio.

Total gross impaired loans, on a basis that excludes the purchased credit impaired loans, were $2,976 million at the end of the current quarter, up from $2,867 million in the third quarter of 2012 and $2,685 million a year ago. At the end of the quarter, there were $1,014 million of gross impaired loans related to the acquired portfolios, of which $136 million is subject to a loss-sharing agreement that expires in 2015 for commercial loans and in 2020 for retail loans.

An active housing market in Canada with low interest rates and high consumer debt levels could imply potential risk if there were an economic downturn or increase in interest rates. Approximately 64% of the portfolio is insured, with an average loan-to-value ratio of 64% (adjusted for current housing values). The remaining 36% of the portfolio is uninsured, with an average loan-to-value ratio of 58%. BMO’s Home Equity Line of Credit portfolio is uninsured, but 95% of the exposures represent a priority claim by BMO and there are no exposures that had a loan-to-value ratio greater than 80% at time of origination. We remain satisfied with our prudent and consistent lending standards throughout the credit cycle and will continue to monitor the portfolio closely. BMO’s liquidity and funding, market and insurance risk management practices and key measures are outlined on pages 82 to 89 of BMO’s 2012 annual MD&A.

There were no significant changes to our level of liquidity and funding risk over the quarter. We remain satisfied that our liquidity and funding management framework provides us with a sound liquidity position.

Total Trading and Underwriting Market Value Exposure (MVE) remained relatively unchanged quarter over quarter. The gradual increase through the fourth quarter was mainly due to rising underwriting activity that subsequently subsided at the end of the period. Exposure in the bank’s available-for-sale portfolios declined over the period mainly due to a decrease in fixed income activity.

There were no significant changes in our structural market risk management practices during the quarter. Structural MVE is driven by rising interest rates and primarily reflects a lower market value for fixed-rate loans. Structural Earnings Volatility (EV) is driven by falling interest rates and primarily reflects the risk of prime-based loans repricing at lower rates. Risk positions were largely unchanged from the prior quarter.

10 • BMO Financial Group Fourth Quarter Report 2012

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter.

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Provision for Credit Losses

(Canadian $ in millions, except as noted)	Q4-2012	Q3-2012	Q4-2011	Fiscal-2012	Fiscal-2011

New specific provisions	506	484	415	1,860	1,495
Reversals of previously established allowances	(60)	(59)	(45)	(252)	(128)
Recoveries of loans previously written-off	(230)	(196)	(71)	(846)	(241)

Specific provision for credit losses	216	229	299	762	1,126
Change in collective allowance	(24)	8	63	3	86

Provision for credit losses (PCL)	192	237	362	765	1,212

Adjusted provision for credit losses (1)	113	116	281	471	1,108

PCL as a % of average net loans and acceptances (annualized)	0.30%	0.38%	0.60%	0.31%	0.56%
PCL as a % of average net loans and acceptances excluding purchased portfolios (annualized) (2)	0.39%	0.39%	0.52%	0.43%	0.55%
Specific PCL as a % of average net loans and acceptances (annualized)	0.34%	0.37%	0.50%	0.31%	0.52%
Adjusted PCL as a % of average net loans and acceptances (annualized) (1)	0.20%	0.21%	0.53%	0.21%	0.54%

(1)	Adjusted provision for credit losses excludes provisions related to the M&I purchased performing loan portfolio and changes to the collective allowance.
(2)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

Provision for Credit Losses by Operating Group, on an Actual Loss Basis

(Canadian $ in millions, except as noted)	Q4-2012	Q3-2012	Q4-2011	Fiscal-2012	Fiscal-2011

P&C Canada	142	141	172	593	641
P&C U.S. (3)	69	71	69	251	336
Purchased credit impaired loans	(27)	(70)	-	(236)	-

Personal and Commercial Banking	184	142	241	608	977
Private Client Group	10	4	2	19	8
BMO Capital Markets	(5)	(1)	12	-	26
Corporate Services, including T&O (1)	29	19	26	117	97
Purchased Credit Impaired Loans (2)	(105)	(48)	-	(273)	-

Adjusted provision for credit losses	113	116	281	471	1,108

P&C U.S.	101	99	20	263	20
Private Client Group	2	3	-	12	-
Corporate Services, including T&O	-	11	(2)	16	(2)

Specific provisions on purchased performing loans	103	113	18	291	18

Change in collective allowance	(24)	8	63	3	86

Provision for credit losses	192	237	362	765	1,212

(1)	Corporate Services includes the actual provision for credit losses in respect of loans transferred from P&C U.S. to Corporate Services in Q3-2011 and the provision related to interest on impaired loans.
(2)	Includes recoveries related to the M&I purchased credit impaired loans, which are reported under Corporate Services in our financial results.
(3)	Excludes actual provision for credit losses related to the M&I purchased performing loan portfolio. The potential for losses in this portfolio was adequately provided for in the credit mark.

Changes in Gross Impaired Loans and Acceptances (GIL) (1)

(Canadian $ in millions, except as noted)	Q4-2012	Q3-2012	Q4-2011	Fiscal-2012	Fiscal-2011

GIL, beginning of period	2,867	2,837	2,290	2,685	2,894
Additions to impaired loans and acceptances	787	791	732	3,101	1,992
Reductions in impaired loans and acceptances (2)	(367)	(458)	(124)	(1,631)	(1,285)
Write-offs (3)	(311)	(303)	(213)	(1,179)	(916)

GIL, end of period (1)	2,976	2,867	2,685	2,976	2,685

GIL as a % of gross loans and acceptances	1.16%	1.13%	1.12%	1.16%	1.12%
GIL as a % of gross loans and acceptances excluding purchased portfolios (4)	0.85%	0.85%	1.18%	0.85%	1.18%
GIL as a % of equity and allowances for credit losses	9.30%	9.15%	8.98%	9.30%	8.98%
GIL as a % of equity and allowances for credit losses excluding purchased portfolios (4)	6.18%	6.24%	8.36%	6.18%	8.36%

(1)	GIL excludes purchased credit impaired loans.
(2)	Includes impaired amounts returned to performing status, loan sales, repayments, the impact of foreign exchange fluctuations and effects for consumer write-offs which have not been recognized in formations.
(3)	Excludes certain loans that are written-off directly and not classified as new formations ($99 million in Q4-2012, $106 million in Q3-2012; and $105 million in Q4-2011).
(4)	Ratio is presented excluding purchased portfolios, to provide for better historical comparisons.

This section contains adjusted results and measures which are non-GAAP. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2012 • 11

Total Trading and Underwriting Market Value Exposure (MVE) Summary ($ millions)*

	For the quarter ended October 31, 2012				As at July 31, 2012	As at October 31, 2011

(Pre-tax Canadian equivalent)	Quarter-end	Average	High	Low	Quarter-end	Year-end

Commodity VaR	(0.6)	(0.8)	(0.9)	(0.5)	(0.6)	(0.3)
Equity VaR	(6.6)	(6.6)	(7.7)	(5.6)	(6.9)	(5.4)
Foreign Exchange VaR	(0.2)	(0.3)	(1.5)	(0.1)	(0.5)	(0.9)
Interest Rate VaR (MTM)	(6.9)	(8.9)	(13.5)	(6.2)	(7.8)	(6.3)
Diversification	4.1	5.6	nm	nm	6.1	4.2

Trading Market VaR	(10.2)	(11.0)	(14.4)	(8.1)	(9.7)	(8.7)

Trading & Underwriting Issuer Risk	(3.4)	(4.6)	(8.0)	(2.6)	(3.2)	(3.6)

Total Trading & Underwriting MVE	(13.6)	(15.6)	(21.3)	(10.8)	(12.9)	(12.3)

Interest Rate VaR (AFS)	(8.2)	(12.1)	(15.0)	(8.2)	(14.9)	(11.3)

*  One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

    MTM - mark-to-market

    nm - not meaningful

Total Trading Market Stressed Value at Risk (VaR) Summary ($ millions)*

(Pre-tax Canadian equivalent)	For the quarter ended October 31, 2012				As at July 31, 2012	As at October 31, 2011
	Quarter-end	Average	High	Low	Quarter-end	Year-end

Commodity Stressed VaR	(1.4)	(1.3)	(1.8)	(0.9)	(0.8)	(0.3)
Equity Stressed VaR	(11.1)	(9.8)	(11.7)	(8.1)	(13.2)	(6.4)
Foreign Exchange Stressed VaR	(0.2)	(0.4)	(1.7)	(0.1)	(0.7)	(1.2)
Interest Rate Stressed VaR (Mark-to-Market)	(10.4)	(11.6)	(14.8)	(9.5)	(13.0)	(13.2)
Diversification	9.0	9.4	nm	nm	9.3	6.7

Trading Market Stressed VaR	(14.1)	(13.7)	(16.8)	(11.0)	(18.4)	(14.4)

*	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.
nm - not meaningful

Structural Balance Sheet Market Value Exposure and Earnings Volatility ($ millions)*

(Canadian equivalent)	October 31, 2012	July 31, 2012	October 31, 2011

Market value exposure (MVE) (pre-tax)	(590.6)	(608.9)	(685.9)
12-month earnings volatility (EV) (after-tax)	(74.0)	(80.4)	(95.0)

*	Losses are in brackets. Measured at a 99% confidence interval.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates ($ millions)* **

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After-tax)

(Canadian equivalent)	October 31, 2012	July 31, 2012	October 31, 2011	October 31, 2012	July 31, 2012	October 31, 2011

100 basis point increase	(537.6)	(538.9)	(614.3)	20.1	16.5	24.8
100 basis point decrease	402.9	402.5	441.8	(74.6)	(79.7)	(102.5)

200 basis point increase	(1,223.1)	(1,242.9)	(1,295.7)	27.2	24.2	69.3
200 basis point decrease	783.6	806.7	829.4	(75.1)	(74.9)	(63.3)

*	Losses are in brackets and benefits are presented as positive numbers.
**	For BMO’s insurance businesses, a 100 basis point increase in interest rates at October 31, 2012, results in an increase in earnings after tax of $94 million and an increase in before tax economic value of $560 million ($101 million and $646 million, respectively, at July 31, 2012; and $88 million and $436 million, respectively, at October 31, 2011). A 100 basis point decrease in interest rates at October 31, 2012, results in a decrease in earnings after tax of $74 million and a decrease in before tax economic value of $634 million ($89 million and $742 million, respectively, at July 31, 2012; and $82 million and $494 million, respectively, at October 31, 2011). These impacts are not reflected in the table above.

Income Taxes

As explained in the Review of Operating Groups’ Performance section, management assesses BMO’s consolidated results and associated provisions for income taxes on a GAAP basis. We assess the performance of the operating groups and associated income taxes on a taxable equivalent basis and report accordingly.

The provision for income taxes of $201 million decreased $59 million from the fourth quarter of 2011 and increased $14 million from the third quarter of 2012. The effective tax rate for the quarter was 15.7%, compared with 25.3% in the fourth quarter of 2011 and 16.2% in the third quarter of 2012. The lower effective rate in the current quarter relative to the fourth quarter of 2011 was in part due to the run-off structured credit activities.

The adjusted provision for income taxes of $246 million increased $30 million from a year ago and $40 million from the third quarter. The adjusted effective tax rate was 17.9% in the current quarter, compared with 20.7% in the fourth quarter of 2011 and 16.9% in the third quarter of 2012. The lower effective rate in the current quarter relative to the fourth quarter of 2011 was primarily due to higher recoveries of prior periods’ income taxes. The adjusted effective tax rate is computed using adjusted net income rather than net income in the determination of income subject to tax.

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

12 • BMO Financial Group Fourth Quarter Report 2012

Capital Management

BMO’s capital ratios are strong: the pro-forma Basel III Common Equity ratio is 8.7% and the Basel II Tier 1 Capital ratio is 12.6%. Both ratios are well in excess of regulatory minimums.

Q4-2012 Regulatory Capital Review

BMO remains well capitalized at October 31, 2012, with a Basel II Tier 1 Capital Ratio of 12.6%. Tier 1 capital was $26 billion, risk-weighted assets (RWA) were $205 billion and adjusted common shareholders’ equity was $22 billion. At July 31, 2012, the Tier 1 Ratio was 12.4%. Tier 1 capital increased $0.5 billion from July 31, 2012, primarily due to higher retained earnings, the issuance of common shares through the Shareholder Dividend Reinvestment and Share Purchase Plan, the exercise of stock options and lower Tier 1 capital deductions, partly offset by adjustments to retained earnings as part of the transition to IFRS, which is phased in over the five quarters ending January 2013. RWA was unchanged from July 31, 2012. The Tier 1 capital ratio increased 22 basis points from 12.4% at July 31, 2012. Total capital increased $0.4 billion due to growth in Adjusted Tier 1 capital as noted above, partly offset by higher Tier 2 capital deductions. BMO’s Basel II Total Capital Ratio was 14.9% at October 31, 2012.

Pending Basel III Regulatory Capital Changes

Effective the first quarter of 2013, regulatory capital requirements for the consolidated entity will be determined on a Basel III basis. The Basel III capital rules that come into effect in January 2013 have now been described by OSFI in drafts disclosed for public consultation. OSFI has indicated that it expects deposit-taking institutions to meet the fully implemented Basel III capital requirements early in the transition period and that it expects such institutions to have a Common Equity Ratio target of at least 7% (4.5% minimum plus 2.5% capital conservation buffer) in January 2013. BMO currently surpasses the fully implemented Basel III capital expectations on a pro-forma basis.

We consider the Common Equity Ratio and the Tier 1 Capital Ratio to be the primary capital ratios under Basel III. Based on our analysis and assumptions and including the full phase-in of the impacts of the adoption of IFRS, BMO’s pro-forma Basel III Common Equity Ratio and Tier 1 Capital Ratio at October 31, 2012, would be 8.7%% and 10.5%, respectively. Additional detail on BMO’s Basel III pro-forma capital ratio calculations and the impacts of changes associated with the adoption of IFRS is available in BMO’s 2012 annual MD&A.

Other Capital Developments

During the quarter, there were 3,791,000 shares issued through the Shareholder Dividend Reinvestment and Share Purchase Plan and the exercise of stock options.

On December 4, 2012, BMO announced that the Board of Directors declared a quarterly dividend payable to common shareholders of $0.72 per share, up 2 cents from a year ago and unchanged from the preceding quarter. The dividend is payable February 26, 2013, to shareholders of record on February 1, 2013. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the bank’s Shareholder Dividend Reinvestment and Share Purchase Plan (“Plan”). Under the Plan, the Board of Directors determines whether the common shares will be purchased in the secondary market or issued by the bank from treasury. At this time, the common shares purchased under the Plan will be issued from treasury without a discount from the average market price of the common shares (as defined in the Plan).

On December 4, 2012, BMO announced its intention, subject to the approval of OSFI and the Toronto Stock Exchange (TSX), to initiate a normal course issuer bid for up to 15,000,000 of the bank’s own common shares. Once approvals are obtained, the share repurchase program will permit us to purchase BMO’s own common shares on the TSX for the purpose of cancellation. The timing and amount of any purchases under the program is subject to regulatory approvals and to management discretion based on factors such as market conditions.

Qualifying Regulatory Capital

Basel II Regulatory Capital and Risk-Weighted Assets
(Canadian $ in millions)	Q4-2012	Q3-2012

Gross common shareholders’ equity	26,060	25,605
IFRS phase in not applicable to common equity	22	44
Goodwill and excess intangible assets	(3,717)	(3,732)
Securitization-related deductions	(31)	(31)
Expected loss in excess of allowance – AIRB Approach	(65)	(75)
Substantial investments/Investments in insurance subsidiaries	(634)	(607)
Other deductions	-	(86)

Adjusted common shareholders’ equity	21,635	21,118
Non-cumulative preferred shares	2,465	2,465
Innovative Tier 1 Capital Instruments	1,859	1,847
Non-controlling interest in subsidiaries	16	16
IFRS phase in only applicable to Tier 1 capital	(22)	(44)
Other deductions	(57)	-

Tier 1 Capital – after adjustments	25,896	25,402

Subordinated debt	4,351	4,386
Trust subordinated notes	800	800
Accumulated net after-tax unrealized gains on available-for-sale equity securities	34	68
Eligible portion of collective allowance for credit losses	318	331

Total Tier 2 Capital	5,503	5,585
Securitization-related deductions	(31)	(31)
Expected loss in excess of allowance – AIRB Approach	(65)	(75)
Substantial Investments/Investment in insurance subsidiaries	(634)	(607)

Tier 2 Capital – after adjustments	4,773	4,872

Total Capital	30,669	30,274

Risk-Weighted Assets
(Canadian $ in millions)	Q4-2012	Q3-2012

Credit risk	171,955	172,050
Market risk	7,598	7,320
Operational risk	25,677	25,417

Total risk-weighted assets	205,230	204,787

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

The foregoing Capital Management sections contain adjusted results and measures, which are non-GAAP. Please see the Non-GAAP Measures section.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

BMO Financial Group Fourth Quarter Report 2012 • 13

Review of Operating Groups’ Performance

Operating Groups’ Summary Income Statements and Statistics for Q4-2012

	Q4-2012					Fiscal-2012

(Canadian $ in millions, except as noted)	P&C	PCG	BMO CM	Corp	Total BMO	P&C	PCG	BMO CM	Corp	Total BMO

Net interest income (teb) (1)	1,674	131	268	72	2,145	6,775	555	1,180	298	8,808
Non-interest revenue	616	652	630	133	2,031	2,414	2,344	2,085	479	7,322

Total revenue (teb) (1)	2,290	783	898	205	4,176	9,189	2,899	3,265	777	16,130
Provision for credit losses	227	3	24	(62)	192	903	14	97	(249)	765
Non-interest expense	1,274	563	519	345	2,701	5,097	2,217	1,953	971	10,238

Income before income taxes	789	217	355	(78)	1,283	3,189	668	1,215	55	5,127
Income taxes (recovery) (teb) (1)	220	51	62	(132)	201	888	143	267	(360)	938

Reported net income Q4-2012	569	166	293	54	1,082	2,301	525	948	415	4,189
Reported net income Q3-2012	582	109	232	47	970
Reported net income Q4-2011	594	137	143	(106)	768	2,125	476	902	(389)	3,114

Adjusted net income Q4-2012	587	171	293	74	1,125	2,375	546	949	222	4,092
Adjusted net income Q3-2012	601	115	232	65	1,013
Adjusted net income Q4-2011	613	143	143	(67)	832	2,168	486	902	(281)	3,275

Other statistics

Net economic profit (2)	236	111	166	(152)	361	971	313	436	(281)	1,439
Return on equity	17.4%	29.8%	25.2%	nm	15.6%	17.6%	24.1%	20.1%	nm	15.9%
Adjusted return on equity	18.0%	30.7%	25.3%	nm	16.3%	18.2%	25.1%	20.2%	nm	15.5%
Operating leverage	(1.9%)	5.5%	22.7%	nm	(1.7%)	(3.5%)	(1.2%)	(4.2%)	nm	(1.4%)
Adjusted operating leverage	(2.0%)	5.6%	22.7%	nm	2.7%	(2.6%)	(0.5%)	(4.2%)	nm	(2.8%)
Efficiency ratio (teb)	55.7%	71.9%	57.8%	nm	64.7%	55.5%	76.5%	59.8%	nm	63.5%
Adjusted efficiency ratio (teb)	54.6%	71.0%	57.7%	nm	62.2%	54.3%	75.5%	59.8%	nm	63.1%
Net interest margin on earning assets (teb)	3.08%	2.81%	0.55%	nm	1.83%	3.19%	3.11%	0.61%	nm	1.91%
Adjusted net interest margin (teb)	3.08%	2.81%	0.55%	nm	1.67%	3.19%	3.11%	0.61%	nm	1.74%
Average common equity	12,538	2,184	4,474	7,071	26,267	12,611	2,143	4,526	5,826	25,106
Average earning assets ($ billions)	216.5	18.5	195.8	34.8	465.7	212.1	17.8	193.9	36.4	460.2
Full-time equivalent staff	23,900	6,347	2,283	13,742	46,272

(1)	Operating group revenues, income taxes and net interest margin are stated on a taxable equivalent basis (teb). The group teb adjustments are offset in Corporate Services, and Total BMO revenue, income taxes and net interest margin are stated on a GAAP basis.
(2)	Net economic profit is a non-GAAP measure. Please see the Non-GAAP Measures section.

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corp means Corporate Services including T&O.

nm – not meaningful

The following sections review the financial results of each of our operating segments and operating groups for the fourth quarter of 2012.

Periodically, certain business lines and units within the business lines are transferred between client groups to more closely align BMO’s organizational structure with its strategic priorities. Results for prior periods are restated to conform to the current presentation.

Effective in the first quarter of 2012, Private Client Group and P&C Canada entered into a revised agreement that changes the way they report financial results related to retail mutual fund sales. Prior periods have been restated.

Corporate Services is generally charged (or credited) with differences between the periodic provisions for credit losses charged to the client groups under our expected loss provisioning methodology and the periodic provisions required under GAAP.

BMO analyzes revenue at the consolidated level based on GAAP revenues reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we continue to analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenues and income tax provisions. The teb adjustments for the fourth quarter of 2012 totalled $92 million, up from $51 million in the fourth quarter of 2011 and up from $66 million in the third quarter of 2012.

14 • BMO Financial Group Fourth Quarter Report 2012

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q4-2012	Increase (Decrease) vs. Q4-2011		Increase (Decrease) vs. Q3-2012		Fiscal-2012	Increase (Decrease) vs. Fiscal-2011

Net interest income (teb)	1,674	(75)	(4%)	(25)	(2%)	6,775	789	13%
Non-interest revenue	616	20	3%	8	1%	2,414	260	12%

Total revenue (teb)	2,290	(55)	(2%)	(17)	(1%)	9,189	1,049	13%
Provision for credit losses	227	11	5%	(1)	(1%)	903	155	21%
Non-interest expense	1,274	(8)	-	2	-	5,097	717	16%

Income before income taxes	789	(58)	(7%)	(18)	(2%)	3,189	177	6%
Income taxes (teb)	220	(33)	(14%)	(5)	(3%)	888	1	-

Reported net income	569	(25)	(4%)	(13)	(2%)	2,301	176	8%

Adjusted net income	587	(26)	(4%)	(14)	(2%)	2,375	207	9%

Return on equity	17.4%		(1.8%)		(0.5%)	17.6%		(5.9%)
Adjusted return on equity	18.0%		(1.9%)		(0.5%)	18.2%		(5.8%)
Operating leverage	(1.9%)		nm		nm	(3.5%)		nm
Adjusted operating leverage	(2.0%)		nm		nm	(2.6%)		nm
Efficiency ratio (teb)	55.7%		1.0%		0.6%	55.5%		1.7%
Adjusted efficiency ratio (teb)	54.6%		1.1%		0.6%	54.3%		1.2%
Net interest margin on earning assets (teb)	3.08%		(0.25%)		(0.08%)	3.19%		(0.04%)
Average earning assets ($ billions)	216.5	8.1	4%	2.5	1%	212.1	26.8	14%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Personal and Commercial Banking Canada (P&C Canada) and Personal and Commercial Banking U.S. (P&C U.S.). These operating segments are reviewed separately in the sections that follow.

Personal and Commercial Banking Canada (P&C Canada)

(Canadian $ in millions, except as noted)	Q4-2012	Increase (Decrease) vs. Q4-2011		Increase (Decrease) vs. Q3-2012		Fiscal-2012	Increase (Decrease) vs. Fiscal-2011

Net interest income (teb)	1,083	(16)	(1%)	(4)	-	4,342	(20)	-
Non-interest revenue	470	11	2%	1	-	1,846	40	2%

Total revenue (teb)	1,553	(5)	-	(3)	-	6,188	20	-
Provision for credit losses	145	7	6%	2	1%	567	20	4%
Non-interest expense	812	4	1%	17	2%	3,196	48	2%

Income before income taxes	596	(16)	(3%)	(22)	(3%)	2,425	(48)	(2%)
Provision for income taxes (teb)	157	(16)	(10%)	(8)	(4%)	641	(59)	(8%)

Reported net income	439	-	-	(14)	(3%)	1,784	11	1%

Adjusted net income	441	-	-	(15)	(3%)	1,794	13	1%

Personal revenue	970	-	-	7	1%	3,857	28	1%
Commercial revenue	583	(5)	(1%)	(10)	(2%)	2,331	(8)	-
Operating leverage	(1.0%)		nm		nm	(1.3%)		nm
Efficiency ratio (teb)	52.3%		0.5%		1.2%	51.7%		0.7%
Net interest margin on earning assets (teb)	2.67%		(0.21%)		(0.07%)	2.78%		(0.15%)
Average earning assets ($ billions)	161.4	10.1	7%	3.7	2%	156.3	7.4	5%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

BMO Financial Group Fourth Quarter Report 2012 • 15

Q4 2012 VS Q4 2011

P&C Canada net income of $439 million was unchanged from a year ago. Reported results reflect provisions for credit losses in BMO’s operating groups on an expected loss basis. On a basis that adjusts reported results to reflect provisions on an actual loss basis, P&C Canada’s net income was up $26 million or 6.2%.

Revenue was essentially unchanged, as the effects of increased balances and fees across most products were offset by lower net interest margin. Net interest margin declined 21 basis points to 2.67% primarily due to deposit spread compression in a low rate environment and changes in mix, including loan growth exceeding deposit growth.

In the personal banking segment, revenue was unchanged year over year. Balance growth across most products was offset by the impact of lower net interest margin. Total personal lending balances (including mortgages, Homeowner ReadiLine and other consumer lending products) increased 7.8% year over year, while total personal lending market share was up 19 basis points from last year.

Our goal is to grow market share while remaining attentive to the credit quality of the portfolio. We continue to focus on strengthening the total personal lending business through focused investment and improved productivity in the sales force.

Personal deposit balances increased 3.5% year over year due to an increase in retail operating deposits. Market share for personal deposits decreased 47 basis points year over year due to slow growth in term deposits.

In the commercial banking segment, revenue was down a modest $5 million as the effects of higher balances and fees across most products were more than offset by lower net interest margin.

Commercial loan balances increased 8.1% year over year, and commercial deposit balances grew 6.2%. We continue to rank second in Canadian business banking market share of small and mid-sized business loans.

Non-interest expense increased marginally, rising $4 million or 0.7% from the prior year as the impact of higher initiative spending and advertising costs was mitigated by continued cost management actions.

Average current loans and acceptances increased $11.2 billion or 7.3% from a year ago, and personal and commercial deposits grew $4.6 billion or 4.4%.

Q4 2012 vs Q3 2012

Net income decreased $14 million or 3.2% from the third quarter. On a basis that adjusts reported results to reflect provisions on an actual loss basis, net income was down $13 million or 2.9% from the third quarter.

Revenue fell $3 million as the effects of higher balances across most products were offset by lower net interest margin. Net interest margin decreased 7 basis points due to deposit spread compression in a low rate environment and changes in mix, including loan growth exceeding deposit growth. The rate of net interest margin decline is expected to moderate in 2013.

Personal revenue increased $7 million quarter over quarter due to balance and fee growth, partially offset by lower net interest margin. Quarter-over-quarter personal lending market share was up 10 basis points and personal deposits market share was down 7 basis points.

Commercial revenue was $10 million lower than in the prior quarter due to reduced net interest margin, partially offset by balance growth.

Non-interest expense was $17 million or 2.2% higher primarily due to initiative spending, with increased costs for our distribution network, including ABMs. We continue to prudently manage expenses while still investing in the business.

Average current loans and acceptances increased $4.0 billion or 2.5% from last quarter, while personal and commercial deposits increased $1.9 billion or 1.7%.

16 • BMO Financial Group Fourth Quarter Report 2012

Personal and Commercial Banking U.S. (P&C U.S.)

(Canadian $ in millions, except as noted)	Q4-2012	Increase (Decrease) vs. Q4-2011		Increase (Decrease) vs. Q3-2012		Fiscal-2012	Increase (Decrease) vs. Fiscal-2011

Net interest income (teb)	591	(59)	(9%)	(21)	(4%)	2,433	809	50%
Non-interest revenue	146	9	6%	7	4%	568	220	63%

Total revenue (teb)	737	(50)	(7%)	(14)	(2%)	3,001	1,029	52%
Provision for credit losses	82	4	4%	(3)	(4%)	336	135	67%
Non-interest expense	462	(12)	(2%)	(15)	(3%)	1,901	669	54%

Income before income taxes	193	(42)	(18%)	4	-	764	225	42%
Provision for income taxes (teb)	63	(17)	(23%)	3	-	247	60	32%

Reported net income	130	(25)	(16%)	1	-	517	165	47%

Adjusted net income	146	(26)	(15%)	1	-	581	194	50%

Operating leverage	(3.9%)		nm		nm	(2.1%)		nm
Adjusted operating leverage	(4.3%)		nm		nm	(0.5%)		nm
Efficiency ratio (teb)	62.8%		2.5%		(0.5%)	63.3%		0.8%
Adjusted efficiency ratio (teb)	59.7%		2.6%		(0.5%)	60.2%		0.2%
Net interest margin on earning assets (teb)	4.26%		(0.26%)		(0.12%)	4.36%		(0.09%)
Adjusted net interest margin on earning assets	4.26%		(0.26%)		(0.12%)	4.36%		(0.09%)
Average earning assets ($ billions)	55.1	(2.0)	(3%)	(1.1)	(2%)	55.9	19.4	53%

U.S. Select Financial Data (US$ in millions, except as noted)
Net interest income (teb)	596	(49)	(7%)	(6)	(1%)	2,425	781	48%
Non-interest revenue	147	11	8%	10	7%	566	214	61%

Total revenue (teb)	743	(38)	(5%)	4	1%	2,991	995	50%
Non-interest expense	467	(5)	(1%)	(1)	-	1,895	647	52%
Reported net Income	132	(21)	(14%)	5	3%	516	160	45%
Adjusted net income	147	(24)	(13%)	4	3%	579	187	48%
Average earning assets (US$ billions)	55.7	(0.9)	(2%)	0.5	1%	55.7	18.8	51%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q4 2012 vs Q4 2011 (in U.S. $)

Net income of $132 million decreased $21 million or 14% from $153 million in the fourth quarter a year ago. Adjusted net income was $147 million, down $24 million or 13% from strong results a year ago due to lower revenue, due primarily to a reduction in certain loan portfolios and regulatory changes that lowered interchange fees.

Revenue of $743 million decreased $38 million from a year ago for the reasons mentioned above. A decrease in net interest margin also contributed to the decline.

Adjusted net interest margin decreased by 26 basis points due to deposit spread compression in a low rate environment, as well as a decline in loan spread due to competitive pressures, partly offset by deposit growth exceeding loan growth.

Non-interest expense of $467 million decreased $5 million. Adjusted non-interest expense of $444 million was $1 million lower.

Average current loans and acceptances decreased $1.7 billion year over year to $50.2 billion. The core commercial and industrial loan portfolio continues to grow, having now increased in four sequential quarters, with growth of $2.6 billion or 15% from the fourth quarter a year ago. As expected, there were declines in certain loan portfolios and decreases in our personal loan balances due in part to the current economic environment and the effects of our continued practice of selling most mortgage originations in the secondary market.

Average deposits increased $1.9 billion year over year to $59.3 billion as growth in our commercial business and in our personal chequing and savings accounts more than offset a decline in personal money market accounts and the impact of time deposit as well as maturities.

Q4 2012 vs Q3 2012 (in U.S. $)

Net income increased $5 million or 3.2% from the prior quarter and reflects a second consecutive quarter of sequential growth. Adjusted net income increased 2.9%, primarily due to increased revenue.

Revenue increased $4 million or 0.6%, due to higher fee revenue on the sale of newly originated mortgages and increases in commercial lending and deposit fees, partly offset by the effects of deposit spread compression in a low rate environment as well as a decline in loan spreads due to competitive pressures, which together lowered net interest margin by 12 basis points.

Non-interest expense and adjusted non-interest expense both decreased $1 million as effects of investments in the business were offset by expense management.

Average current loans and acceptances were essentially unchanged from the prior quarter as commercial banking loan growth in key segments was offset by decreases in personal banking loans and a reduction in certain loan portfolios, as expected. Core commercial and industrial loans increased more than $800 million or an annualized 17% from the third quarter, and have seen four sequential quarters of growth post acquisition.

Average deposits increased $0.4 billion from the prior quarter as increases in our commercial deposits outpaced decreases in money market and time deposit maturities in the low rate environment.

Adjusted results in the foregoing P&C U.S. sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2012 • 17

Private Client Group (PCG)

(Canadian $ in millions, except as noted)	Q4-2012	Increase (Decrease) vs. Q4-2011		Increase (Decrease) vs. Q3-2012		Fiscal-2012	Increase (Decrease) vs. Fiscal-2011

Net interest income (teb)	131	9	7%	(1)	-	555	100	22%
Non-interest revenue	652	68	12%	106	19%	2,344	214	10%

Total revenue (teb)	783	77	11%	105	16%	2,899	314	12%
Provision for credit losses	3	-	-	(1)	(25%)	14	4	48%
Non-interest expense	563	29	5%	19	4%	2,217	261	13%

Income before income taxes	217	48	28%	87	67%	668	49	8%
Provision for income taxes (teb)	51	19	58%	30	+100%	143	-	-

Reported net income	166	29	21%	57	51%	525	49	10%

Adjusted net income	171	28	20%	56	48%	546	60	12%

Adjusted return on equity	30.7%		(0.6%)		9.9%	25.1%		(8.2%)
Return on equity	29.8%		(0.2%)		10.0%	24.1%		(8.5%)
Operating leverage	5.5%		nm		nm	(1.2%)		nm
Efficiency ratio (teb)	71.9%		(3.8%)		(8.4%)	76.5%		0.8%
Adjusted efficiency ratio (teb)	71.0%		(3.8%)		(8.2%)	75.5%		0.3%
Net interest margin on earning assets (teb)	2.81%		(0.10%)		(0.08%)	3.11%		0.11%
Average earning assets	18,528	1,903	11%	429	2%	17,825	2,634	17%

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	170	3	1%	(1)	(1%)	697	270	63%
Non-interest expense	141	7	5%	5	3%	552	203	58%
Reported net income	18	(2)	(19%)	(4)	(24%)	89	42	85%
Adjusted net income	21	(4)	(16%)	(5)	(20%)	104	51	96%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q4 2012 vs Q4 2011

Net income was $166 million, up $29 million or 21% from a year ago. Adjusted net income was $171 million, up $28 million or 20% from a year ago. Adjusted net income in PCG excluding insurance was $95 million, down $8 million or 7.1% from a year ago. These results reflect higher revenue across most businesses, offset by higher strategic initiative spending to drive future revenue growth. Adjusted net income in PCG Insurance was $76 million, up $36 million or 86% from a year ago. These results benefited from changes to our investment portfolio to improve asset-liability management and the annual review of actuarial assumptions. Lower interest rates reduced insurance net income in the current quarter by less than the reduction of a year ago.

Revenue was $783 million, up $77 million or 11% from a year ago. Revenue in PCG excluding insurance was up 3.0% from a year ago due to growth across most businesses. Insurance revenue was up 90% from a year ago due to the factors mentioned above. The weaker U.S. dollar lowered revenue by $3 million or 0.5%

Non-interest expense was $563 million, up $29 million or 5.4%. Adjusted non-interest expense was $556 million, up $28 million or 5.3%, primarily due to higher initiative spending. We continue to strategically invest in our businesses for future growth while remaining focused on cost management. The weaker U.S. dollar lowered adjusted expense by $3 million or 0.5%.

Assets under management and administration grew $40 billion to $465 billion due to market appreciation and new client assets.

Q4 2012 vs Q3 2012

Net income increased $57 million or 51% and adjusted net income increased $56 million or 48% from the third quarter. Adjusted net income in PCG excluding insurance declined $2 million. Adjusted insurance net income increased $58 million due to a less unfavourable impact from movements in interest rates relative to the prior quarter, changes to our investment portfolio to improve asset-liability management, and the benefit from the annual review of actuarial assumptions.

Revenue increased $105 million or 16%. PCG revenue excluding insurance increased 2.3% due to growth across most businesses. Insurance revenue more than tripled from the prior quarter mainly due to the factors mentioned above. The weaker U.S. dollar decreased revenue by $5 million or 0.8%.

Adjusted non-interest expense increased $19 million or 3.6% due to higher strategic initiative spending. The weaker U.S. dollar decreased adjusted expense by $4 million or 0.8%.

Assets under management and administration grew $20 billion due to market appreciation and new client assets.

Adjusted results in the foregoing Private Client Group sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2012 • 18

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q4-2012	Increase (Decrease) vs. Q4-2011		Increase (Decrease) vs. Q3-2012		Fiscal-2012	Increase (Decrease) vs. Fiscal-2011

Net interest income (teb)	268	11	5%	(49)	(15%)	1,180	(33)	(3%)
Non-interest revenue	630	194	44%	141	29%	2,085	(1)	-

Total revenue (teb)	898	205	30%	92	11%	3,265	(34)	(1%)
Provision for credit losses	24	(6)	(20%)	(1)	(1%)	97	(22)	(19%)
Non-interest expense	519	34	7%	39	8%	1,953	58	3%

Income before income taxes	355	177	100%	54	18%	1,215	(70)	(5%)
Provision for income taxes (teb)	62	27	82%	(7)	(11%)	267	(116)	(30%)

Reported net income	293	150	+100%	61	26%	948	46	5%

Adjusted net income	293	150	+100%	61	26%	949	47	5%

Trading Products revenue	584	148	34%	96	20%	2,056	44	2%
Investment and Corporate Banking revenue	314	57	22%	(4)	(1%)	1,209	(78)	(6%)
Return on equity	25.2%		11.3%		5.9%	20.1%		(3.0%)
Operating leverage	22.7%		nm		nm	(4.2%)		nm
Efficiency ratio (teb)	57.8%		(12.2%)		(1.8%)	59.8%		2.4%
Adjusted efficiency ratio (teb)	57.7%		(12.3)%		(1.9%)	59.8%		2.4%
Net interest margin on earning assets (teb)	0.55%		(0.03%)		(0.08%)	0.61%		(0.11%)
Average earning assets ($ billions)	195.8	19.3	11%	(4.9)	(2%)	193.9	26.3	16%

U.S. Select Financial Data (US$ in millions, except as noted)
Total revenue (teb)	266	33	14%	(10)	(4%)	1,027	(1)	-
Non-interest expense	220	10	5%	18	9%	827	30	4%
Reported net income	16	9	+100%	(26)	(62%)	93	35	61%
Adjusted net income	17	10	+100%	(25)	(60%)	94	36	62%
Average earning assets (US$ billions)	73.1	4.1	6%	(2.8)	(4%)	72.2	8.8	14%

Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

nm – not meaningful

Q4 2012 vs Q4 2011

Net income was $293 million, an increase of $150 million as earnings more than doubled from the previous year. This significant improvement was driven by an increase in revenues as the market environment improved from the prior year. There was a recovery of prior periods’ income taxes recorded in the current quarter and a reduction in the provision for credit losses, which is charged to BMO’s operating groups on an expected loss basis. Return on equity was 25.2% compared with 13.9% a year ago.

Revenues increased $205 million or 30% to $898 million. Trading revenues improved significantly, primarily interest rate and equity trading revenues, as the market environment improved relative to the prior year. Underwriting fees also increased from the previous year. The overall improvement was dampened by reductions in securities commissions due to lower client activities. The weaker U.S. dollar decreased revenue by $7 million.

Non-interest expense increased $34 million or 6.9% primarily due to higher employee compensation costs, consistent with improved business performance, and higher technology and support costs. The weaker U.S. dollar decreased expense by $3 million.

Q4 2012 vs Q3 2012

Net income increased $61 million or 26% from the third quarter. Revenue increased $92 million or 11%, due to higher trading revenues as market conditions were improved, higher equity underwriting fees and increased securities gains from the lower levels of the previous quarter. Lowering the overall increase were reductions in mergers and acquisitions revenues and debt underwriting fees. Income taxes were lower in the current quarter due to a recovery of prior periods’ taxes.

Non-interest expense increased $39 million or 8.0% primarily due to higher employee compensation costs, in line with the strong business performance.

BMO Financial Group Fourth Quarter Report 2012 • 19

Corporate Services, Including Technology and Operations

(Canadian $ in millions, except as noted)	Q4-2012	Increase (Decrease) vs. Q4-2011		Increase (Decrease) vs. Q3-2012		Fiscal-2012	Increase (Decrease) vs. Fiscal-2011

Net interest income before group teb offset	164	(21)	(11%)	21	14%	564	524	+100%
Group teb offset	(92)	(41)	(82%)	(26)	(37%)	(266)	(46)	(21%)

Net interest income (teb)	72	(62)	(46%)	(5)	(6%)	298	478	+100%
Non-interest revenue	133	189	+100%	123	+100%	479	380	+100%

Total revenue (teb)	205	127	+100%	118	+100%	777	858	+100%
Provision for (recovery of) credit losses	(62)	(175)	(+100%)	(42)	(+100%)	(249)	(584)	(+100%)
Non-interest expense	345	214	+100%	157	82%	971	461	90%

Profit before income taxes	(78)	88	54%	3	8%	55	981	+100%
Provision for (recovery of) income taxes (teb)	(132)	(72)	(+100%)	(4)	(2%)	(360)	177	33%

Reported net income	54	160	+100%	7	22%	415	804	+100%

Adjusted Results (1)
Adjusted total revenue (teb)	(51)	23	31%	63	55%	(286)	(4)	(1%)
Adjusted non-interest expense	114	41	56%	35	44%	380	88	30%
Adjusted net income	74	141	+100%	9	15%	222	503	+100%

Corporate Services Provision for (Recovery of) Credit Losses

Impaired real estate loan portfolio	1	(8)	(89%)	5	+100%	19	(9)	(32%)
Purchased credit impaired loans	(132)	(132)	nm	(14)	(12%)	(509)	(509)	nm
Interest on impaired loans	28	11	65%	5	22%	98	29	42%
Expected loss to actual loss adjustment (2)	(38)	(44)	(+100%)	3	7%	(151)	(285)	(+100%)

Provision for (recovery of) credit losses, adjusted basis	(141)	(173)	(+100%)	(1)	(1%)	(543)	(774)	(+100%)
Collective provision	(24)	(87)	(+100%)	(32)	(+100%)	3	(83)	(97%)
Purchased performing loans	103	85	+100%	(9)	(8%)	291	273	+100%

Provision for (recovery of) credit losses, reported basis	(62)	(175)	(+100%)	(42)	(+100%)	(249)	(584)	(+100%)

Average loans and acceptances	1,397	(546)	(28%)	(399)	(22%)	1,847	580	46%
Period end loans and acceptances	1,314	(532)	(29%)	(246)	(16%)	1,314	(532)	(29%)

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	174	(44)	(19%)	54	46%	572	557	+100%
Provision for (recovery of) credit losses	(88)	(192)	(+100%)	(114)	(+100%)	(290)	(537)	(+100%)
Non-interest expense	196	122	+100%	77	67%	538	283	+100%
Provision for (recovery of) income taxes (teb)	(13)	(13)	(+100%)	24	61%	19	276	+100%

Reported net income	79	39	97%	67	+100%	305	535	+100%
Adjusted net income	95	121	+100%	54	+100%	266	447	+100%

(1)	Adjusted results in this chart are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.
(2)	Credit losses are charged to operating groups on an expected loss basis. The difference between provisions charged to the operating groups on an expected loss basis and the actual provision for credit losses is charged to Corporate Services.

nm – not meaningful

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations.

Corporate Units provides enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources.

Technology and Operations (T&O) manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are transferred to the three client operating groups (P&C, PCG and BMO Capital Markets), and only minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired asset portfolios, recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio and the application of our expected loss provisioning methodology. Corporate Services reported results also reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. These adjusting items are not reflective of core operating results. They are itemized in the Non-GAAP Measures section on pages 22 and 23. All adjusting items are recorded in Corporate Services except the amortization of acquisition-related intangible assets, which is recorded in the client operating groups.

Corporate Services focuses on enterprise-wide priorities that improve service quality and efficiency to deliver an excellent customer experience.

Financial Performance Review

Corporate Services’ net income for the quarter was $54 million, an improvement of $160 million from a year ago. Corporate Services’ results reflect a number of items and activities that are excluded from BMO’s adjusted results to help assess BMO’s performance. As discussed above, these adjusting items are not reflective of core operating results.

Adjusted net income was $74 million, an improvement of $141 million from a year ago. Adjusted provisions for credit losses decreased by $173 million due in part to a $132 million ($82 million after tax) recovery of provisions for credit losses on the M&I purchased credit impaired loan portfolio, primarily as a result of the timing and amount of repayments of loans in excess of expectations at closing. The accounting policy for purchased loans is discussed in the Purchased Loans section on page 133 of the audited annual consolidated financial statements for the year ended October 31, 2012, which are available on our website. The remaining decrease was attributable to lower provisions charged to Corporate Services under BMO’s expected loss provisioning

20 • BMO Financial Group Fourth Quarter Report 2012

methodology. Expected loss incorporates a through-the-cycle view of credit losses on portfolios versus actual losses that occurred on defaulted loans in the year or quarter. During economic downturns the actual provision for credit losses may be higher than the provision for credit losses on an expected loss basis. In the current quarter, the actual provision for credit losses exceeded the provision for credit losses on an expected loss basis.

Adjusted revenues were $23 million higher, due to a number of small items. Adjusted expenses were $41 million higher, primarily due to increases in technology investment spending and higher professional fees.

Corporate Services net income in the current quarter increased $7 million relative to the third quarter. Adjusted net income increased by $9 million. Adjusted revenues were $63 million higher than the low levels of the third quarter due to a number of small items. Adjusted expenses were $35 million higher, mainly due to increased technology investment spending. Adjusted provisions for credit losses were unchanged.

Loans and acceptances at the end of the current quarter were $1,314 million, a reduction of $532 million from the prior year and $246 million from the preceding quarter, reflecting run-off in the impaired real estate secured loan portfolio.

Adjusted results in the foregoing Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Fourth Quarter Report 2012 • 21

Non-GAAP Measures (1)

(Canadian $ in millions, except as noted)	Q4-2012	Q3-2012	Q4-2011	Fiscal-2012	Fiscal-2011

Reported Results
Revenue	4,176	3,878	3,822	16,130	13,943
Non-interest expense	(2,701)	(2,484)	(2,432)	(10,238)	(8,741)

Pre-provision, pre-tax earnings	1,475	1,394	1,390	5,892	5,202
Provision for credit losses	(192)	(237)	(362)	(765)	(1,212)
Provision for income taxes	(201)	(187)	(260)	(938)	(876)

Net Income	1,082	970	768	4,189	3,114

Reported Measures
EPS ($)	1.59	1.42	1.11	6.15	4.84
Net income growth (%)	40.8	36.9	1.4	34.5	8.0
EPS growth (%)	43.2	30.3	(10.5)	27.1	1.9
Revenue growth (%)	9.3	16.8	18.1	15.7	13.9
Non-interest expense growth (%)	11.0	11.9	19.9	17.1	14.7
Efficiency ratio (%)	64.7	64.1	63.7	63.5	62.7
Operating leverage (%)	(1.7)	4.9	(1.8)	(1.4)	(0.8)
Return on equity (%)	15.6	14.5	12.7	15.9	15.1

Adjusting Items (Pre-tax)
Credit-related items on the M&I purchased performing loan portfolio (2)	57	76	173	407	173
Hedge costs related to foreign currency risk on purchase of M&I	-	-	-	-	(20)
M&I integration costs (4)	(153)	(105)	(53)	(402)	(131)
M&I acquisition-related costs	-	-	(5)	-	(87)
Amortization of acquisition-related intangible assets (4)	(34)	(33)	(33)	(134)	(70)
Decrease (increase) in the collective allowance for credit losses	49	15	17	82	(6)
Run-off structured credit activities (3)	67	(15)	(119)	264	(50)
Restructuring costs (4)	(74)	-	-	(173)	-

Adjusting items included in reported pre-tax income	(88)	(62)	(20)	44	(191)

Adjusting Items (After-tax)
Credit-related items on the M&I purchased performing loan portfolio	35	47	107	251	107
Hedge costs related to foreign currency risk on purchase of M&I	-	-	-	-	(14)
M&I integration costs	(95)	(65)	(35)	(250)	(84)
M&I acquisition-related costs	-	-	(4)	-	(62)
Amortization of acquisition-related intangible assets	(24)	(24)	(25)	(96)	(54)
Decrease (increase) in the collective allowance for credit losses	27	14	12	53	(4)
Run-off structured credit activities	67	(15)	(119)	261	(50)
Restructuring costs	(53)	-	-	(122)	-

Adjusting items included in reported after-tax net income	(43)	(43)	(64)	97	(161)
EPS ($)	(0.06)	(0.07)	(0.09)	0.15	(0.26)

Adjusted Results (1)
Revenue	3,920	3,677	3,670	15,067	13,742
Non-interest expense	(2,436)	(2,342)	(2,341)	(9,513)	(8,453)

Pre-provision, pre-tax earnings	1,484	1,335	1,329	5,554	5,289
Provision for credit losses	(113)	(116)	(281)	(471)	(1,108)
Provision for income taxes	(246)	(206)	(216)	(991)	(906)

Adjusted net Income	1,125	1,013	832	4,092	3,275

Adjusted Measures (1) (5)
EPS ($)	1.65	1.49	1.20	6.00	5.10
Net income growth (%)	35.1	18.4	8.6	24.9	12.3
EPS growth (%)	37.5	11.2	(4.8)	17.6	6.0
Revenue growth (%)	6.8	8.8	13.4	9.7	12.3
Non-interest expense growth (%)	4.1	13.2	16.0	12.5	11.5
Efficiency ratio (%)	62.2	63.7	63.8	63.1	61.5
Operating leverage (%)	2.7	(4.4)	(2.6)	(2.8)	0.8
Return on equity (%)	16.3	15.2	13.9	15.5	16.0

(1)	Adjusted results in this chart are non-GAAP amounts or non-GAAP measures.
(2)	Comprised of $185 million of net interest income, $103 million of specific provisions for credit losses and $25 million of collective provisions in Q4-2012; $212 million of net interest income, $113 million of specific provisions for credit losses and $23 million of collective provisions in Q3-2012; and $271 million of net interest income, $18 million of specific provisions for credit losses and $80 million of collective provisions in Q4-2011.
(3)	Substantially all included in trading revenue, in non-interest revenue.
(4)	Included in non-interest expense.
(5)	Amounts for periods prior to fiscal 2011 have not been restated to conform to IFRS. As a result, growth measures for 2011 may not be meaningful.

22 • BMO Financial Group Fourth Quarter Report 2012

Non-GAAP Measures (Cont’d.)

Results and measures in this Financial Review are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the preceding table. Management assesses performance on both a reported and adjusted basis and considers both bases to be useful in assessing underlying, ongoing business performance. Presenting results on both bases provides readers with an enhanced understanding of how management views results. It also permits readers to assess the impact of the specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results. Details of adjustments are also set out in the Adjusted Net Income section.

Certain of the adjusting items relate to expenses that arise as a result of acquisitions including the amortization of acquisition-related intangible assets, and are adjusted because the purchase decision may not consider the amortization of such assets to be a relevant expense. Certain other acquisition-related costs in respect of the acquired business have been designated as adjusting items due to the significance of the amounts and the fact that they can impact trend analysis. Certain other items have also been designated as adjusting items due to their effects on trend analysis. They include changes in the collective allowance and credit-related amounts in respect of the M&I purchased performing loan portfolio, structured credit run-off activities and restructuring costs.

Net economic profit represents net income available to common shareholders after deduction of a charge for capital, and is considered an effective measure of added economic value. Income before provision for credit losses and income taxes (pre-provision, pre-tax earnings) is considered useful information as it provides a measure of performance that excludes the effects of credit losses and income taxes, which can at times mask performance because of their size and variability.

In the fourth quarter of 2012, adjusting items reduced reported net income by $43 million after tax, comprised of a $35 million after-tax net benefit of credit-related items in respect of the M&I purchased performing loan portfolio (including $185 million in net interest income, net of a $128 million provision for credit losses and related income taxes of $22 million); a $49 million ($27 million after tax) decrease in the collective allowance; costs of $153 million ($95 million after tax) for the integration of the acquired business; a $34 million ($24 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a benefit on run-off structured credit activities of $67 million ($67 million after tax) primarily included in trading revenue; and a restructuring charge of $74 million ($53 million after tax) to align our cost structure for the current and future business environment. Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $24 million ($16 million after tax); and Private Client Group $7 million ($6 million after tax).

In the fourth quarter of 2011, adjusting reduced reported net income by $64 million after tax. Adjusting items consisted of a $107 million after-tax net benefit of credit-related items in respect of the M&I purchased performing loan portfolio (including $271 million in net interest income, net of a $98 million provision for credit losses and related income taxes of $66 million); a $53 million charge ($35 million after tax) for the integration costs of the acquired business; a $33 million ($25 million after tax) charge for amortization of acquisition-related intangible assets on all acquisitions; a $119 million loss ($119 million after tax) from the results of run-off structured credit activities, primarily included in trading revenue; a $17 million ($12 million after tax) increase in the collective allowance; and a $5 million charge ($4 million after tax) on M&I acquisition related costs. Adjusting items were charged to Corporate Services with the exception of the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($2 million after tax); P&C U.S. $25 million ($17 million after tax); and Private Client Group $6 million ($6 million after tax).

In the third quarter of 2012, adjusting items reduced reported net income by $43 million after tax, comprised of a $47 million after-tax net benefit of credit-related items in respect of the M&I purchased performing loan portfolio (including $212 million in net interest income, net of a $136 million provision for credit losses and related income taxes of $29 million); a $15 million ($14 million after tax) decrease in the collective allowance; costs of $105 million ($65 million after tax) for the integration of the acquired business; a $33 million ($24 million after tax) charge for the amortization of acquisition-related intangible assets; and a $15 million ($14 million after tax) loss from the results of run-off structured credit activities, primarily included in trading revenue. All of the above adjusting items were charged to Corporate Services except for the amortization of acquisition-related intangible assets, which was charged to the operating groups as follows: P&C Canada $3 million ($3 million after tax); P&C U.S. $23 million ($15 million after tax); and Private Client Group $7 million ($6 million after tax).

BMO Financial Group Fourth Quarter Report 2012 • 23

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the twelve months ended
	October 31, 2012	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011	October 31, 2012	October 31, 2011
Interest, Dividend and Fee Income
Loans	$2,786	$2,807	$2,680	$2,868	$3,020	$11,141	$10,203
Securities	570	568	536	591	484	2,265	2,176
Deposits with banks	58	72	64	45	44	239	145
	3,414	3,447	3,280	3,504	3,548	13,645	12,524
Interest Expense
Deposits	700	680	570	628	674	2,578	2,693
Subordinated debt	32	37	47	49	43	165	157
Capital trust securities	12	12	11	16	18	51	76
Other liabilities	525	493	532	493	551	2,043	2,124
	1,269	1,222	1,160	1,186	1,286	4,837	5,050
Net Interest Income	2,145	2,225	2,120	2,318	2,262	8,808	7,474
Non-Interest Revenue
Securities commissions and fees	282	276	303	285	292	1,146	1,215
Deposit and payment service charges	230	232	227	240	246	929	834
Trading revenues (losses)	312	140	228	345	(15)	1,025	549
Lending fees	175	169	137	160	152	641	593
Card fees	181	186	174	167	188	708	689
Investment management and custodial fees	186	188	179	172	176	725	496
Mutual fund revenues	168	161	159	159	157	647	633
Underwriting and advisory fees	111	123	130	78	76	442	512
Securities gains, other than trading	56	14	40	42	61	152	189
Foreign exchange, other than trading	35	28	51	39	11	153	130
Insurance income	144	40	105	46	74	335	283
Other	151	96	106	66	142	419	346
	2,031	1,653	1,839	1,799	1,560	7,322	6,469
Total Revenue	4,176	3,878	3,959	4,117	3,822	16,130	13,943
Provision for Credit Losses	192	237	195	141	362	765	1,212
Non-Interest Expense
Employee compensation	1,454	1,337	1,391	1,446	1,311	5,628	4,827
Premises and equipment	527	473	461	455	464	1,916	1,578
Amortization of intangible assets	88	86	82	83	81	339	231
Travel and business development	129	116	118	128	106	491	382
Communications	78	79	72	72	75	301	259
Business and capital taxes	13	10	11	12	14	46	51
Professional fees	168	161	141	123	154	593	624
Other	244	222	223	235	227	924	789
	2,701	2,484	2,499	2,554	2,432	10,238	8,741
Income Before Provision for Income Taxes	1,283	1,157	1,265	1,422	1,028	5,127	3,990
Provision for income taxes	201	187	237	313	260	938	876
Net Income	$1,082	$970	$1,028	$1,109	$768	$4,189	$3,114
Attributable to:
Bank shareholders	1,064	951	1,010	1,090	749	4,115	3,041
Non-controlling interest in subsidiaries	18	19	18	19	19	74	73
Net Income	$1,082	$970	$1,028	$1,109	$768	$4,189	$3,114
Earnings Per Share (Canadian $)
Basic	$1.59	$1.42	$1.52	$1.65	$1.12	$6.18	$4.90
Diluted	1.59	1.42	1.51	1.63	1.11	6.15	4.84

24 - BMO Financial Group Fourth Quarter Report 2012

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended					For the twelve months ended
	October 31, 2012	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011	October 31, 2012	October 31, 2011
Net income	$1,082	$970	$1,028	$1,109	$768	$4,189	$3,114
Other Comprehensive Income (Loss)
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income tax (provision) recovery of $(12), $(9), $(2), $10, $(20), $(13) and $(11))	22	26	6	(30)	23	24	18
Reclassification to earnings of (gains) losses in the period (net of income tax provision (recovery) of $14, $14, $(11), $22, $37, $39 and $51)	(39)	14	(23)	(33)	(67)	(81)	(104)
	(17)	40	(17)	(63)	(44)	(57)	(86)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $(7), $(63), $99, $(19), $(89), $10 and $(137))	15	177	(300)	46	230	(62)	328
Reclassification to earnings of (gains) on cash flow hedges (net of income tax provision of $14, $9, $15, $nil, $11, $38 and $9)	(40)	(29)	(38)	-	(30)	(107)	(21)
	(25)	148	(338)	46	200	(169)	307
Net gain (loss) on translation of net foreign operations
Unrealized gain (loss) on translation of net foreign operations	(63)	260	(255)	133	759	75	(90)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $(5), $24, $(23), $17, $144 $13 and $(26))	17	(70)	66	(48)	(317)	(35)	123
	(46)	190	(189)	85	442	40	33
Other Comprehensive Income (Loss)	(88)	378	(544)	68	598	(186)	254
Total Comprehensive Income	$994	$1,348	$484	$1,177	$1,366	$4,003	$3,368
Attributable to:
Bank shareholders	976	1,329	466	1,158	1,347	3,929	3,295
Non-controlling interest in subsidiaries	18	19	18	19	19	74	73
Total Comprehensive Income	$994	$1,348	$484	$1,177	$1,366	$4,003	$3,368

BMO Financial Group Fourth Quarter Report 2012 - 25

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at

	October 31, 2012	July 31, 2012	April 30, 2012	January 31, 2012	October 31, 2011

Assets

Cash and Cash Equivalents	$19,941	$33,592	$34,117	$39,553	$19,676

Interest Bearing Deposits with Banks	6,341	5,995	7,010	7,603	5,980

Securities

Trading	70,109	70,045	71,432	71,018	69,925

Available-for-sale	56,382	59,297	54,906	54,545	51,426

Held-to-maturity	875	-	-	-	-

Other	958	877	781	825	764

	128,324	130,219	127,119	126,388	122,115

Securities Borrowed or Purchased Under Resale Agreements	44,238	45,535	42,253	42,608	37,970

Loans

Residential mortgages	87,870	85,595	82,260	81,317	81,075

Consumer instalment and other personal	61,436	60,792	60,002	59,688	59,445

Credit cards	7,814	7,837	7,861	7,871	8,038

Businesses and governments	93,175	92,870	89,800	88,719	84,883

	250,295	247,094	239,923	237,595	233,441

Customers’ liability under acceptances	8,019	8,013	7,406	6,782	7,227

Allowance for credit losses	(1,706)	(1,755)	(1,807)	(1,756)	(1,783)

	256,608	253,352	245,522	242,621	238,885

Other Assets

Derivative instruments	48,071	52,263	46,760	58,219	55,113

Premises and equipment	2,120	2,059	2,033	2,020	2,061

Goodwill	3,717	3,732	3,702	3,656	3,649

Intangible assets	1,552	1,572	1,541	1,558	1,562

Current tax assets	1,293	1,141	2,187	1,504	1,319

Deferred tax assets	2,906	3,000	2,820	3,090	3,355

Other	10,338	9,788	10,439	9,440	8,890

	69,997	73,555	69,482	79,487	75,949

Total Assets	$525,449	$542,248	$525,503	$538,260	$500,575

Liabilities and Equity

Deposits

Banks	$17,290	$23,314	$22,508	$20,150	$20,877

Businesses and governments	185,182	183,698	171,539	173,852	159,209

Individuals	121,230	121,956	122,020	122,555	122,287

	323,702	328,968	316,067	316,557	302,373

Other Liabilities

Derivative instruments	48,736	53,132	46,472	55,157	50,934

Acceptances	8,019	8,013	7,406	6,782	7,227

Securities sold but not yet purchased	23,439	22,523	23,834	21,269	20,207

Securities lent or sold under repurchase agreements	39,737	47,145	46,076	51,952	32,078

Current tax liabilities	404	294	1,017	634	591

Deferred tax liabilities	171	191	207	225	314

Other	46,596	48,029	50,295	51,342	52,846

	167,102	179,327	175,307	187,361	164,197

Subordinated Debt	4,093	4,107	5,276	5,362	5,348

Capital Trust Securities	462	450	462	450	821

Equity

Share capital	14,422	14,213	14,033	14,260	14,193

Contributed surplus	213	216	215	119	113

Retained earnings	13,540	12,977	12,512	11,986	11,381

Accumulated other comprehensive income	480	568	190	734	666

Total shareholders’ equity	28,655	27,974	26,950	27,099	26,353

Non-controlling interest in subsidiaries	1,435	1,422	1,441	1,431	1,483

Total Equity	30,090	29,396	28,391	28,530	27,836

Total Liabilities and Equity	$525,449	$542,248	$525,503	$538,260	$500,575

26 - BMO Financial Group Fourth Quarter Report 2012

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the twelve months ended
	October 31, 2012	October 31, 2011	October 31, 2012	October 31, 2011
Preferred Shares
Balance at beginning of period	$2,465	$2,861	$2,861	$2,571
Issued during the period	-	-	-	290
Redeemed during the period	-	-	(396)	-
Balance at End of Period	2,465	2,861	2,465	2,861
Common Shares
Balance at beginning of period	11,748	11,253	11,332	6,927
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	176	44	543	179
Issued under the Stock Option Plan	33	34	80	122
Issued on the exchange of shares of a subsidiary corporation	-	1	2	1
Issued on the acquisition of a business	-	-	-	4,103
Balance at End of Period	11,957	11,332	11,957	11,332
Contributed Surplus
Balance at beginning of period	216	111	113	91
Stock option expense/exercised	(3)	2	4	22
Foreign exchange on redemption of preferred shares	-	-	96	-
Balance at End of Period	213	113	213	113
Retained Earnings
Balance at beginning of period	12,977	11,117	11,381	10,181
Net income attributable to Bank shareholders	1,064	749	4,115	3,041
Dividends – Preferred shares	(33)	(37)	(136)	(146)
– Common shares	(468)	(448)	(1,820)	(1,690)
Share issue expense	-	-	-	(5)
Balance at End of Period	13,540	11,381	13,540	11,381
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	282	366	322	408
Unrealized gains on available-for-sale securities arising during the period (net of income tax (provision) of $(12), $(20), $(13) and $(11))	22	23	24	18
Reclassification to earnings of (gains) in the period (net of income tax provision of $14, $37, $39 and $51)	(39)	(67)	(81)	(104)
Balance at End of Period	265	322	265	322
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	167	111	311	4
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $(7), $(89), $10 and $(137))	15	230	(62)	328
Reclassification to earnings of (gains) on cash flow hedges (net of income tax provision of $14, $11, $38 and $9)	(40)	(30)	(107)	(21)
Balance at End of Period	142	311	142	311
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	119	(409)	33	-
Unrealized gain (loss) on translation of net foreign operations	(63)	759	75	(90)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $(5), $144, $13 and $(26))	17	(317)	(35)	123
Balance at End of Period	73	33	73	33
Total Accumulated Other Comprehensive Income	480	666	480	666
Total Shareholders’ Equity	$28,655	$26,353	$28,655	$26,353
Non-controlling Interest in Subsidiaries
Balance at beginning of period	1,422	1,464	1,483	1,501
Net income attributable to non-controlling interest	18	19	74	73
Dividends to non-controlling interest	(5)	(5)	(73)	(71)
Other	-	5	(49)	(20)
Balance at End of Period	1,435	1,483	1,435	1,483
Total Equity	$30,090	$27,836	$30,090	$27,836

BMO Financial Group Fourth Quarter Report 2012 - 27

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2012 annual report, this quarterly news release, presentation materials and a supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, December 4, 2012, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, February 25, 2013, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6850310.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can be accessed on the site until Monday, February 25, 2013.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, 514-877-8224

Investor Relations Contacts

Sharon Haward-Laird, Head, Investor Relations, sharon.hawardlaird@bmo.com, 416-867-6656

Andrew Chin, Senior Manager, andrew.chin@bmo.com, 416-867-7019

Chief Financial Officer

Tom Flynn, Executive Vice-President and CFO,

tom.flynn@bmo.com, 416-867-4689

Corporate Secretary

Barbara Muir, Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan

Average market price

August 2012 $57.77 ($56.61*)

September 2012 $57.98

October 2012 $59.42

* reflects 2% discount for dividend reinvestment

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com

® Registered trademark of Bank of Montreal

Annual Meeting 2013 The next Annual Meeting of Shareholders will be held on Wednesday, April 10, 2013, in Saskatoon, Saskatchewan.